DAVIS LEGAL ADVISORS since 1892
& company

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

RECEIVED
2005 APR 14 A 11: 39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 7, 2005

file number: 50277-00001


05007186

Office of International Corpor.
c/o Securities and Exchange C
450 - 5th Street N. W.
Washington, DC 20549

SUPPL

Dear Sirs:

Re: GGL Diamond Corp. – Exemption No. 82-1209

We are solicitors for GGL Diamond Corp. which was issued an exemption pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY

Per:

Donna L. Ornstein
Legal Assistant

PROCESSED
APR 25 2005
THOMSON FINANCIAL

DLO/ram
Encls.

4/15

Exemption No. 82-1209

April 7, 2005

GGL DIAMOND CORP.

Rule 12(g)3-2(b)(1)(i)

INDEX

1. Material filed with the British Columbia ("BC") Registrar of Companies as required by the *Business Corporations Act* (British Columbia and regulations thereunder) and with the Registrars of Companies or regulators as required to maintain the Company's registration in the Northwest Territories ("NWT")

(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC (Form 6)	Not Applicable
	(ii)	NWT (Form 27)	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	April 6, 2005
	(ii)	NWT	November 23, 2004
			March 30, 2005
(e)	Special Resolution		
	(i)	BC	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder, under National Instrument 51-102 and under Multilateral Instrument 45-102

(a)	Annual Report (including annual audited financial statements and auditor's report thereon and Management Discussion and Analysis)	April 5, 2005

(b)	Annual Information Form	Not Applicable
(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements and Management Discussion and Analysis	Not Applicable
(e)	News Releases	March 16, 2005 March 29, 2005
(f)	Form 51-102F3, Material Change Report	Not Applicable
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	March 23, 2005
(i)	Report of Exempt Distribution (Form 45-103F4)	March 7, 2005
(j)	Prospectus	Not Applicable
(k)	Amendment to Prospectus	Not Applicable
(l)	Takeover Bid Circular	Not Applicable
(m)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(n)	Issuer Bid Circular	Not Applicable
(o)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(p)	Initial Acquisition Report	Not Applicable
(q)	Subsequent Acquisition Reports	Not Applicable
(r)	Notice of Intention to Sell by a Control Person	Not Applicable
(s)	Notice of Change of Auditor pursuant to National Instrument 51-102	Not Applicable
(t)	Material Contract	Not Applicable

(u)	Documents Affecting Security Holder Rights	Voting Agreement dated January 23, 2003 Shareholder Rights Plan dated April 10, 2001

3. Materials filed with the TSX Venture Exchange ("the Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	Form 51-102F3, Material Change Report	Not Applicable
(c)	Annual Report (including annual audited financial statements and auditor's report thereon and Management Discussion and Analysis)	April 5, 2005
(d)	Quarterly Interim Financial Statements and and Management Discussion and Analysis	Not Applicable
(e)	News Releases	March 16, 2005 March 29, 2005
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form	Not Applicable
(h)	Exchange Offering Prospectus or Short Form Offering	Not Applicable
(i)	Amendment to Exchange Offering Prospectus or Short Form Offering	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	March 23, 2005
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable

(p)	Notice of Dividends	Not Applicable
(q)	Notice of Proposed Private Placement – Exchange Form 4B, Declaration of Certified Filing	Not Applicable
(r)	Notice of Expedited Private Placement Form 4B, Private Placement Notice Form (Expedited)	Not Applicable
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Form 4G, Summary Form – Incentive Stock Options	Not Applicable

Date and Time: April 06, 2005 11:25 AM Pacific Time



BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

RECEIVED 2005 APR 14 A 11: CORPORATE FINANCE

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
SECTION 127

Filed Date and Time: **April 06, 2005 11:25 AM Pacific Time**

Incorporation Number:
BC0235315

Name of Company:
GGL DIAMOND CORP.

Date of Change of Directors

March 23, 2005

Director(s) who have ceased to be Directors

Last Name, First Name, Middle Name:
FARRIS, J. HAIG DEB.

Mailing Address:
P.O. BOX 63,
1299 FAIRWEATHER ROAD
BOWEN ISLAND BC V0N1G0

Delivery Address:
P.O. BOX 63,
1299 FAIRWEATHER ROAD
BOWEN ISLAND BC V0N1G0

Director(s) Change of Name or Address

Last Name, First Name, Middle Name:
AUSTON, JOHN S.

Mailing Address:
5402 WEST VISTA CRESCENT
UNIT #2
WEST VANCOUVER BC V7W 3H3
CANADA

Delivery Address:
5402 WEST VISTA CRESCENT
UNIT #2
WEST VANCOUVER BC V7W 3H3
CANADA

Last Name, First Name, Middle Name:
DEMARE, NICK

Mailing Address:
1090 WEST GEORGIA STREET
SUITE 1305
VANCOUVER BC V6E 3V7
CANADA

Delivery Address:
1090 WEST GEORGIA STREET
SUITE 1305
VANCOUVER BC V6E 3V7
CANADA

Last Name, First Name, Middle Name:
HRKAC, RAYMOND ANDREW

Mailing Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2
CANADA

Delivery Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2
CANADA

Last Name, First Name, Middle Name:
MEYER, WILLIAM

Mailing Address:
543 GRANVILLE STREET
SUITE 1200
VANCOUVER BC V6C 1X8
CANADA

Delivery Address:
543 GRANVILLE STREET
SUITE 1200
VANCOUVER BC V6C 1X8
CANADA

Director(s) as at March 23, 2005

Last Name, First Name, Middle Name:
AUSTON, JOHN S.

Mailing Address:
5402 WEST VISTA CRESCENT
UNIT #2
WEST VANCOUVER BC V7W 3H3
CANADA

Delivery Address:
5402 WEST VISTA CRESCENT
UNIT #2
WEST VANCOUVER BC V7W 3H3
CANADA

Last Name, First Name, Middle Name:
DEMARE, NICK

Mailing Address:
1090 WEST GEORGIA STREET
SUITE 1305
VANCOUVER BC V6E 3V7
CANADA

Delivery Address:
1090 WEST GEORGIA STREET
SUITE 1305
VANCOUVER BC V6E 3V7
CANADA

Last Name, First Name, Middle Name:
HRKAC, RAYMOND ANDREW

Mailing Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2
CANADA

Delivery Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2
CANADA

Last Name, First Name, Middle Name:
MEYER, WILLIAM

Mailing Address:
543 GRANVILLE STREET
SUITE 1200
VANCOUVER BC V6C 1X8
CANADA

Delivery Address:
543 GRANVILLE STREET
SUITE 1200
VANCOUVER BC V6C 1X8
CANADA

Last Name, First Name, Middle Name:
WOLODARSKY, WILLIAM

Mailing Address:
3048 3RD ST SW
CALGARY, ALBERTA T2S1V1

Delivery Address:
3048 3RD ST SW
CALGARY, ALBERTA T2S1V1



Ministry of Finance
Corporate and Personal Property Registries
www.fin.gov.bc.ca/registries

Telephone: 250 356-8626

NOTICE OF CHANGE OF DIRECTORS
Form 10 – BC COMPANY
Section127 *Business Corporations Act*

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The Regulation under the *Business Corporations Act* requires this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act.* Questions about how the *FIPPA* applies to this personal information can be directed to the *Administrative Assistant of the Corporate and Personal Property Registries* at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A INCORPORATION NUMBER OF COMPANY

235315

B NAME OF COMPANY

GGL DIAMOND CORP.

C DATE OF CHANGE OF DIRECTORS

YYYY / MM / DD

2005/03/23

D FULL NAMES OF NEW DIRECTORS

LAST NAME	FIRST NAME	MIDDLE NAME

E FULL NAMES OF PERSONS WHO HAVE <u>CEASED</u> TO BE DIRECTORS

LAST NAME	FIRST NAME	MIDDLE NAME
deB. Farris	John	Haig

F DIRECTOR NAME(S) AND ADDRESS(ES) – Enter the full name, delivery address and mailing address (if different) of **ALL** of the company's directors as at the date of change noted in Box C. The director may select to provide either (a) the delivery address and, if different, the mailing address for the office at which the individual can usually be served with records between 9:00 a.m. and 4 p.m. on business days or (b) the delivery address and, if different, the mailing address of the individual's residence. The delivery address must not be a post office box. Attach an additional sheet if more space is required.

LAST NAME	FIRST NAME		MIDDLE NAME	
HRKAC	RAYMOND		ANDREW	
DELIVERY ADDRESS		**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
675 WEST HASTINGS STREET, SUITE 904, VANCOUVER		BC	CANADA	V6B 1N2
MAILING ADDRESS		**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
675 WEST HASTINGS STREET, SUITE 904, VANCOUVER		BC	CANADA	V6B 1N2
LAST NAME	**FIRST NAME**		**MIDDLE NAME**	
WOLODARSKY	WILLIAM			
DELIVERY ADDRESS		**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
3048 - 3RD STREET S.W., CALGARY		AB	CANADA	T2S 1V1
MAILING ADDRESS		**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
3048 - 3RD STREET S.W., CALGARY		AB	CANADA	T2S 1V1

LAST NAME	FIRST NAME	MIDDLE NAME	
DEMARE	NICK		
DELIVERY ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
1305 - 1090 WEST GEORGIA STREET, VANCOUVER	BC	CANADA	V6E 3V7
MAILING ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
1305 - 1090 WEST GEORGIA STREET, VANCOUVER	BC	CANADA	V6E 3V7

LAST NAME	FIRST NAME	MIDDLE NAME	
MEYER	WILLIAM		
DELIVERY ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
1200 - 543 GRANVILLE STREET, VANCOUVER	BC	CANADA	V6C 1X8
MAILING ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
1200 - 543 GRANVILLE STREET, VANCOUVER	BC	CANADA	V6C 1X8

LAST NAME	FIRST NAME	MIDDLE NAME	
AUSTON	JOHN	S.	
DELIVERY ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
#2 - 5402 WEST VISTA COURT, WEST VANCOUVER	BC	CANADA	V7W 3H3
MAILING ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
#2 - 5402 WEST VISTA COURT, WEST VANCOUVER	BC	CANADA	V7W 3H3

LAST NAME	FIRST NAME	MIDDLE NAME	
DELIVERY ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
MAILING ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**



G CERTIFIED CORRECT – *I have read this form and found it to be correct.*

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	DATE SIGNED YYYY / MM / DD
RAYMOND HRKAC	X	2005/03/30

FORM 23
BUSINESS CORPORATIONS ACT
NOTICE OF CHANGE OF DIRECTORS EXTRA-TERRITORIAL CORPORATION
FORMULE 23
LOIS SUR LES SOCIÉTÉS PAR ACTIONS
AVIS DE CHANGEMENT D'ADMINISTRATEURS D'UNE

FILED-DÉPÔT
No.: ET 5068
Date: Nov 23/04
DEPUTY/REGISTRAR OF CORPORATIONS
REGISTRAIRE OU REGISTRAIRE ADJOINT DES SOCIÉTÉS

1) Name of corporation / Dénomination sociale de la société

GGL DIAMOND CORP.

2) The following persons became directors of this corporation: / Les personnes suivantes sont devenues administrateurs de la présente société:

Name-Nom	Postal and street address (including postal code) Adresse (y compris le code postal)	Effective Date Date de prise d'effet

3) The following persons ceased to be directors of this corporation: / Les personnes suivantes ont cessé d'être administrateurs de la présente société:

Name-Nom	Postal and street address (including postal code) Adresse (y compris le code postal)	Effective Date Date de prise d'effet
R. Timothé Huot	616 Robitaille, Longueuil, Quebec, J4P 1C3	2004/09/27

4) The directors of this corporation are: / Les administrateurs de la société sont:

Name-Nom	Postal and street address (including postal code) Adresse (y compris le code postal)
Raymond A. Hrkac	#44 – 2351 Parkway Boulevard, Coquitlam, BC V3E 3P2
William Wolodarsky	3048 3rd Street S. W., Calgary, Alberta, T2S 1V1
Nick DeMare	4338 Frances Street, Burnaby, BC, V5C 2R3
John Haig deB. Farris	P.O. Box 63, 1299 Fairweather Road, Bowen Island, BC, V0N 1G0
William Meyer	205 - 2493 West 1st Avenue, Vancouver, BC V6K 1G5
John S. Auston	#2-5402 West Vista Court, West Vancouver, BC, V7W 3H3

IMPORTANT: If required / Si exigé ☐ Schedule of additional directors is attached. / Une liste d'aministrateurs supplémentaires est jointe.



Date	Signature	Title (Director, Officer or Solicitor) Titre (Adminstrateur, dirigeant ou avocat)
NOV 8/04	[signature]	President and CEO, Director

Exemption No. 02-1209


Northwest
Territories

FORM 23
BUSINESS CORPORATIONS ACT
NOTICE OF CHANGE OF DIRECTORS EXTRA-TERRITORIAL CORPORATION
FORMULE 23
LOIS SUR LES SOCIÉTÉS PAR ACTIONS
AVIS DE CHANGEMENT D'ADMINISTRATEURS D'UNE

FILED-DÉPÔT

No.: ______

Date: ______

______
DEPUTY/REGISTRAR OF CORPORATIONS
REGISTRAIRE OU REGISTRAIRE ADJOINT DES SOCIÉTÉS

1) Name of corporation — Dénomination sociale de la société

GGL DIAMOND CORP.

2) The following persons became directors of this corporation: — Les personnes suivantes sont devenues administrateurs de la présente société:

Name-Nom	Postal and street address (including postal code) Adresse (y compris le code postal)	Effective Date Date de prise d'effet

3) The following persons ceased to be directors of this corporation: — Les personnes suivantes ont cessé d'être administrateurs de la présente société:

Name-Nom	Postal and street address (including postal code) Adresse (y compris le code postal)	Effective Date Date de prise d'effet
John Haig deB. Farris	P.O. Box 63, 1299 Fairweather Road, Bowen Island, BC, V0N 1G0	March 23, 2005

4) The directors of this corporation are: — Les administrateurs de la société sont:

Name-Nom	Postal and street address (including postal code) Adresse (y compris le code postal)
Raymond A. Hrkac	#44 – 2351 Parkway Boulevard, Coquitlam, BC V3E 3P2
William Wolodarsky	3048 3rd Street S. W., Calgary, Alberta, T2S 1V1
Nick DeMare	4338 Frances Street, Burnaby, BC, V5C 2R3
William Meyer	205 - 2493 West 1st Avenue, Vancouver, BC V6K 1G5
John S. Auston	#2-5402 West Vista Court, West Vancouver, BC, V7W 3H3

IMPORTANT: If required / Si exigé ☐ Schedule of additional directors is attached. / Une liste d'aministrateurs supplémentaires est jointe.

Date	Signature	Title (Director, Officer or Solicitor) Titre (Adminstrateur, dirigeant ou avocat)
March 30, 2005	[signature]	President

GGL DIAMOND CORP.

Management Discussion and Analysis (Form 51-102F1)

FOR THE TWELVE MONTHS ENDED NOVEMBER 30, 2004 INFORMATION AS OF MARCH 23, 2005 UNLESS OTHERWISE STATED

The following discussion of the results and financial position of the Company for the year ended November 30, 2004 should be read in conjunction with the Consolidated Financial Statements and related notes.

From its founding in 1981, the Company has been engaged in the acquisition and exploration of mineral properties in North America. In the years up to 1992, the exploration focus was on gold and copper-gold prospects. As a result, the Company retains ownership of a gold-copper property in British Columbia, Canada, and has a gold property under option in Nevada, USA.

Since 1992, the Company's primary focus has been on exploring for diamonds on the Slave Craton in the Northwest Territories of Canada. At present, the Company has a 100% interest in 369,000 acres of mineral claims and leases and a 40% carried interest (De Beers Canada Inc. 60%) in leases containing 15,000 acres.

Diamond Exploration, Slave Craton, Northwest Territories, Canada

Since 1991, over 300 kimberlite bodies have been discovered on the Slave Craton, an area covering approximately 400 km by 600 km and composed of thick crustal rocks over 2.5 billion years old. Today there are two producing diamond mines: the Ekati Mine and the Diavik Mine which, together, have made Canada the world's third largest diamond producer by value.

Doyle Lake Project, Southeast Slave Craton

Two other potential diamond mines have been discovered in the southeast region of the Slave Craton. Winspear Resources, a junior explorer, discovered the first, Snap Lake, in 1996. It is now owned by De Beers Canada Inc. ("De Beers") and is scheduled to be producing diamonds in 2007. The second, Gahcho Kue, found by another junior Canadian explorer, Mountain Province Diamonds Inc. ("MPV"), contains an estimated gross diamond resource of $2.0 billion and its development for possible production is currently being evaluated by De Beers.

Doyle Leases, De Beers 60%, GGL 40% (carried interest)

Under an agreement dated May 25, 1995, De Beers earned a 60% interest in the Doyle Lake properties by completing exploration expenditures of $4,650,000. As of November 30, 2004, De Beers had spent $7,494,496 on these properties.

In mid 2004, De Beers, as operator of the joint venture, elected to take to lease and retain in the joint venture a portion of the original Doyle project properties: the LA-4 to LA-9 claims inclusive and the fractional claims Extra 2 to Extra 4 inclusive. (the "Doyle Leases"). The balance of the LA claims were returned 100% to GGL. The Doyle Leases adjoin ground held by the joint venture between De Beers and Mountain Province Diamonds Inc. (the "De Beers/MPV joint venture") and the Hearne kimberlite pipe, one of the potentially commercial diamond pipes being evaluated by the De Beers/MPV joint venture, lies within 150 metres of the northern boundary of the De Beers/GGL properties.

To date, geophysical surveys, including recent ground gravity surveys conducted by De Beers, have identified five target areas on the De Beers/GGL joint venture leases. Forty percent of the extensive ground gravity survey initiated by De Beers remains to be completed.

GGL has recently submitted to De Beers a 2005 exploration plan and budget for the Doyle Leases with the request that De Beers, as operator of the joint venture, implement this exploration plan. Should De Beers decline to carry out a meaningful exploration program on the Doyle Leases, it is GGL's position that the Doyle Leases should be returned to GGL.

GGL is aware that De Beers seeks the co-operation of GGL with respect to the acquisition by the De Beers/MPV joint venture of certain surface rights to the Doyle Leases along its boundary with the De Beers/MPV joint venture ground. GGL has indicated that it is prepared to give such co-operation to the extent it doesn't prejudice any development on the Doyle Leases.

The Company is expecting to discuss these issues with De Beers in the near future.

Doyle, GGL 100%-owned claims

The LA-1, 2, 3, LA-10-30 inclusive and several fractional claims were returned to GGL by De Beers and are now held by GGL 100% without encumbrances.

The return of these claims represents an opportunity for GGL to evaluate on its own the economic potential of the diamondiferous kimberlite sill, and to drill potential kimberlite pipe targets identified by its exploration team.

The Doyle kimberlite sill was located in the fall of 1996 by the De Beers/GGL joint venture. Ensuing litigation precluded further exploration until the matter was resolved in favour of De Beers/GGL in May 2003.

De Beers funded a core drilling program along the near surface edge of the kimberlite and in doing so, traced the length of the kimberlite for two kilometres with an average thickness of 2 metres. Samples of the drill core sent for micro diamond analysis (MiDA) returned 161 diamonds in 84.50 kilograms. A subsequent audit, performed by Saskatchewan Research Council (SRC) on the residues from the MiDA, recovered an additional 16 diamonds, for a total of 177 stones. The largest stone recovered was described as a white, transparent fragment with dimensions of 1.40 x 1.14 x 0.59 mm.

The original 1996 core had never been sent out for micro diamond analysis because the litigation interrupted exploration efforts. Upon the return of the claims to GGL, the core was delivered to the Company and sent to SRC. In January 2005, SRC reported that 40 micro diamonds were recovered from 37.95 kilograms of drill core. Significantly, from this small sample, two macro diamonds, having dimensions of 1.10 x 1.00 x 0.80 mm and 0.90 x 0.90 x 0.60 mm respectively, were recovered.

This diamond-bearing kimberlite, traced for two kilometres and still open to extension, is a significant body whose down dip extension and thickness remains to be explored. The Doyle sill appears similar in geometry to the Snap Lake kimberlite, where extensive exploration was required to define the body and where the thickest part encountered was one kilometre down dip from the surface.

After the claims containing the kimberlite were returned to GGL, GGL received a report of the results from two 4.8 kg drill core samples sent by De Beers to the De Beers Geoscience Centre in Johannesburg for heavy mineral analysis (HMA) and microprobe analysis. The following excerpt is from the summary and remarks section of the report:

"Based on indicator major element mineral chemistry, the Gerle Gold (i.e. Doyle) kimberlite shows high diamond-bearing potential and favourable redox conditions for diamond preservation."

GGL has been asked the question: On the basis of this result, why did De Beers return the claims to GGL? We do not have a definitive answer, but we do know that De Beers' interest in the Doyle area is focused on the known resources on the MPV claims. They have publicly stated that the project may be their third Canadian diamond mine after Snap and Victor are brought into production (with the two producing an estimated $1 billion of diamonds per year). Should a production decision be made for the MPV pipes, approximately four to six years may be required to obtain the permits and construct a mine. With announced

reserves on the MPV property enough to support production for 12 or more years, this level of activity would then occupy De Beers' attention for a total of 15 to 20 years.

We surmise that the decision to return the claims to GGL may have been made by the mining group of De Beers, which, we understand, was cool to the possibility of developing another sill. Given the lack of proven tonnage and grade on the Doyle claims, De Beers may have been reluctant to spend money to define reserves that they may not need for 20 years.

Our exploration group, including consultants who have extensive diamond experience, agrees that the Doyle kimberlite is in the early stages of exploration and that to ignore the positive evidence and not proceed would be a disservice to the Company and its shareholders.

They have recommended a program that would include the taking of a 20 to 40 tonne sample for MiDA and to drill a section(s) at right angles to the strike to explore the down dip potential of the kimberlite. Permits are in place for this work which, funding permitting, will start the summer of 2005.

In addition to further exploring and evaluating the Doyle kimberlite sill, GGL is also planning the exploration drilling of targets elsewhere on the LA claims, which have the potential to be kimberlite pipes.

In August and September 2004, GGL completed an exploration program, which included the collection of fifty-nine (59) indicator mineral samples and the ground evaluation of five potential kimberlite targets. This work has helped to identify drill targets at the head of the Ken Hicks train, and to define a drill target two kilometres west of the Doyle kimberlite. We continue to evaluate the results of this exploration to define other potential targets.

We believe that our 100% ownership in the Doyle claims is one of the main assets of the Company and look forward to further exploration.

Properties in the Central Slave Craton

The Ekati and Diavik diamond mines are located in the central area of the Slave Craton. These two diamond mines, the first in Canada, together produce 11% by value of the world's diamond production. It is in this area where GGL has significant prospects.

In 1998 and 1999, the Company utilized its comprehensive and proprietary database to evaluate the Slave Craton for diamond potential. The central area proved to be the most promising and was available for staking. The Company began staking and confirmation kimberlite indicator mineral sampling in 2000. We hoped that one or two properties of merit would emerge from this work, little expecting that positive sampling results would lead us to acquire ten properties, which today total 285,997 acres.

With limited available funds, the work requirements to maintain and explore this large land package took longer than we would have wished, and the exploration is by no means at an end. However, we have located a sufficient number of prime drill targets that may well contain the successful outcome we are looking for.

Because kimberlites occur in clusters and clusters occur in fields of up to 100 or more kimberlite bodies, a single kimberlite discovery confirms the potential of an area. We have found three pipes on our Seahorse claims, while De Beers has found one pipe adjacent to our G claims and close to the Courageous claim group. More will be found and we believe one or more diamond mines could be the outcome.

In the past year, we completed airborne geophysical surveys, flying 8,000 line kilometres at 60-metre line spacing, using the Fugro Resolve Magnetic-Electromagnetic system. This survey, together with previous years' surveys, completes the airborne geophysics over the MacKay, Courageous, Seahorse/Shoe, Starfish, Zip-de, Winter Lake North, and Winter Lake South project areas.

In addition to geophysical surveys, kimberlite indicator mineral sampling is a technique used to assist in locating kimberlite pipes. Kimberlite indicator mineral sampling is both expensive and time-consuming and sometimes keeps us from making progress as quickly as our shareholders or we might like. However, indicator mineral sampling is an exploration method that is both necessary and effective.

It is expensive, costing $600 to $1,000 per sample. It is time consuming, particularly when considering the short 10 to 12 week period available per year for the collection of samples. And, it is time consuming not only to collect the samples, but also to ship, process, pick and probe the grains, plot and map – all of which takes another two to four months. At the end of this time, geologists are then in a position to know where the samples should have been and would need to be taken.

The more samples taken the better the definition of the target area, particularly when geophysics fails to define the source of the indicators. This past year we collected an additional 270 samples in the Courageous, Seahorse/Shoe, Starfish and Zip-de areas, helping to further define the more than 40 indicator trains and potential trains located to date.

We have selected drill targets on the Courageous, Seahorse/Shoe, Starfish and Zip-de claims. Some are drill ready, while others require ground geophysical surveys for final definition. All are being or will be compared, evaluated and prioritized. Some require winter ice conditions for drilling, while others are summer targets. *We have secured a drill and crew and fuel is being mobilized over the winter road.*

Fishback Project, the "Big Hole", Southwest Slave Craton

The Fishback project has elicited the most enquires from our shareholders, and its potential, despite the risks, has captured their imagination. For most investors, shares in exploration companies represent the potential for an extraordinary gain: they risk a small amount relative to their total assets, for the excitement of picking a winner. Over the decades, junior companies taking measured risks have been responsible for developing the major part of Canada's mineral wealth. In fact, it was the work and persistence of junior exploration companies, which led to the existence of Canada's two existing diamond mines. GGL has strived to create a portfolio of properties of merit, any one of which might bring success. In this portfolio, the Fishback stands out in terms of the potential risk reward ratio – and represents a risk many of our shareholders wish us to take.

The immediate area of interest is on the AJ claim, 70 kilometres northwest of Yellowknife. Here there are three kimberlite targets, the first of which was discovered in 1993, when a fixed wing airborne magnetic survey located a magnetic low anomaly, adjacent to the shore of a lake. It was subsequently selected as a drill target by a senior De Beers' geophysicist. At that time, only a few kimberlite indicator minerals were found, thus downgrading the target. GGL continued exploration in the area, finding support for this target in the results of a few lake sediment samples. Continued exploration led to the discovery that the central part of the lake was unusually deep, 75 metres of water, within a flat bottom oval depression a kilometre across, the Big Hole. By this time, it was known that Dry Bones Bay, the largest kimberlite found in the NWT, also in the southwest Slave Craton, had been found by drilling a deep hole in a lake.

Following the discovery of the "Big Hole", the Company took lake sediment samples and analysed them for trace elements common to kimberlite.

The results, similar to those obtained at Dry Bones Bay, indicated the presence of kimberlite. This led to an examination of the lakeshore and the discovery of large granite breccia boulders along the southwest shore directly down ice of the "Big Hole" and continuing to the shore near the first target. The boulders consist of fragments of altered granite and diabase surrounded by a carbonate rich matrix. Kimberlite indicators were recovered from this material. We now know that this type of breccia is commonly found adjacent to kimberlite intrusives but that kimberlite and its indicators are not commonly present. We were lucky.

A glacial lake much larger than the present Great Slave Lake occupied this area at the end of the ice age and over time, had washed the bedrock clean of the till we need to sample for kimberlite indicators. However, with pockets of washed till remaining in hollows, we treated previous samples and took new ones.

We found more kimberlite indicators including ilmenites with delicate coatings that seldom survive transport and therefore are most likely from a local source.

In May 2004, a Fugro airborne geophysical survey was flown over the lake. Although the "Big Hole" lies within a quiet magnetic area, a significant EM conductor was found over the southern part of the big hole. A ground gravity survey over the target identified an isolated gravity low 500 to 900 metres in diameter. The larger EM anomaly models as a conductor similar to known kimberlites. (The ground gravity survey also located a gravity anomaly close to shore; this is now our third target.)

In 2004, GGL attempted to drill the "Big Hole" by drilling an angle hole from the north shore of the lake. The hole deviated from the planned direction and was stopped, but not before it had intersected fine-grained ash like rock similar to material found near kimberlites.

There is nothing left to do but drill. The evidence for kimberlite is there. If a kimberlite is intersected, sampling will determine if diamonds are present.

We are proposing a $500,000 program to drill all three targets with two drill holes reserved for the "Big Hole".

Future plans for diamond exploration

All of the diamond exploration properties discussed above are 100% owned by GGL (except for the joint venture with De Beers on the Doyle Leases). The projects are all in the advanced stages of exploration with either defined drill targets or areas where the definition of drill targets is in progress.

To finance the further exploration of our properties, the Company will face dilution of its interest either through the dilution of share capital or dilution of its 100% interest in its properties in the case of joint ventures. In the earlier stages of exploration, investment funds tend to flow to companies that have a majority interest in their projects. Upon exploration success property dilution may be necessary to attract the financing required to develop a large project to production and be in the best interest of the shareholders.

A new dimension of production financing has recently been seen in the diamond industry, where diamond end users have provided substantial funding in return for access to diamonds. The Company has been approached by a group that has expressed an interest in such funding at a relatively early stage of in-ground diamond definition. This interest indicates the potential for the Company to take a smaller project to production without property dilution.

Gold Properties

McConnell Creek Gold. Gold-Copper Property,
British Columbia, Canada

The Company has converted its claims at McConnell Creek, a property 21 kilometres south of the Kemess open pit copper-gold mine, to the new Mineral Titles Online system of "cell claims" as required under the new act.
The property, owned 100% by GGL Diamond Corp. now totals 4,453.841 hectares in area.

The property contains significant gold values occurring within chlorite, sericite, carbonate, quartz veins hosted by a schistose shear zone in greenstone. This geological setting is common to many medium to world-class underground gold deposits. In addition, soil sampling has defined several areas with copper values up to 1000 ppm; the largest area is approximately 500 by 500 metres open to extension.

Happy Creek Project,

Nevada, U.S.A.

This property has the potential to host a deep-seated bonanza type epithermal gold-silver deposit. The Company has an option to acquire a 100% interest subject to royalty payments and is looking to farm out the exploration on behalf of itself and the owner.

Future plans for both the Happy Creek and McConnell properties include the possibility of forming a new company to continue the exploration.

GENERAL

The Company is a junior mineral exploration company listed on the TSX Venture Exchange and engaged in the acquisition, exploration and development of mineral properties. It has not yet determined whether its properties contain mineral reserves that are economically recoverable. The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company's ability to continue its operations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. In order to continue developing its mineral properties, management is actively pursuing such additional sources of financing; however, in the event this does not occur, there is doubt about the ability of the Company to continue as a going concern. The Financial Statements and the discussion and analysis of the financial condition, changes in financial condition and results of operations of the Company for the years ended November 30, 2004 and 2003 do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

The amount of the Company's administrative expenditures is related to the level of financing and exploration activities that are being conducted, which in turn may depend on the Company's recent exploration experience and prospects, as well as the general market conditions relating to the availability of funding for exploration-stage resource companies. Consequently, the Company does not acquire properties or conduct exploration work on them on a pre-determined basis and as a result there may not be predictable or observable trends in the Company's business activities and comparisons of financial operating results with prior years may not be meaningful.

The economics of developing mineral properties are effected by many factors, including the cost of operations, variations of grade of ore discovered, fluctuations in mineral markets, goods and services, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting goods and services and environmental regulations. Depending on the price of minerals discovered and potentially mined, the Company may determine it is neither profitable nor competitive to acquire or develop properties, or commence or continue commercial production. Diamond exploration and development is unique in the mining industry in that diamonds are substantially more difficult and expensive to find and develop than other commodities. The valuation of rough diamonds requires specialized experience and knowledge and the distribution and sale is limited to established diamond houses and brand names for either the diamonds or jewellery retail outlets.

Trends

The Company's financial success is dependent upon the discovery of properties which could be economically viable to develop. Such development could take years to complete and the resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company's control, such as the market value of the products produced.

Other than as disclosed herein, the Company is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect on the Company's sales or

revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Competitive Conditions

The resource industry is intensively competitive in all of its phases. The Company competes with other mining companies for the acquisition of mineral claims and other mining interests as well as for the recruitment and retention of qualified employees and contractors. There is significant and increasing competition for a limited number of gold and other resource acquisition opportunities and as a result, the Company may be unable to acquire suitable producing properties or prospects for exploration in the future on terms it considers acceptable. The Company competes with many other companies that have substantially greater financial resources than the Company.

The Company may, in the future, be unable to meet its obligations under agreements to which it is a party and the Company may have its interest in the properties subject to such agreements reduced as a result.

Environmental Factors and Protection Requirements

The Company conducts exploration and development activities in the Northwest Territories, Nevada and British Columbia. All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. There is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or to preclude entirely the economic development of a property. Environmental hazards may exist on the properties which are unknown to the Company at present which have been caused by previous or existing owners or operators of the properties.

The approval of new mines on federal lands in Canada is subject to detailed review through a clearly established public hearing process, pursuant to the Federal Canadian Environmental Assessment Act. In addition, lands under federal jurisdiction are subject to the preparation of a costly environmental impact assessment report prior to the commencement of any mining operations. These reports entail a detailed technical and scientific assessment as well as a prediction of the impact on the environment and proposed development. Further, under such review process, there is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all.

Provincial mining legislation establishes requirements for the decommissioning, reclamation and rehabilitation of mining properties in a state of temporary or permanent closure. Such closure requirements relate to the protection and restoration of the environment and the protection of public safety. Some former mining properties must be managed for long periods of time following closure in order to fulfill closure requirements. The cost of closure of mining properties and, in particular, the cost of long-term management of mining properties can be substantial. The Company intends to progressively rehabilitate its mining properties during their period of operation, should any properties become operational, so as to reduce the cost of fulfilling closure requirements after the termination or suspension of production.

The Company has adopted an environmental policy designed to ensure that it continues to comply with or exceeds all environmental regulations currently applicable to it. All of the Company's activities are in compliance in all material respects with applicable environmental legislation. The Company is engaged in exploration with nil to minimal environmental impact.

Risk Factors

The Company is subject to a number of risk factors due to the nature of its business and the present stage of development. The following risk factors should be considered:

Mineral Exploration and Development

The Company's properties are in the exploration stage. Development of the Company's properties will only proceed upon obtaining satisfactory exploration results. Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that mineral exploration and development activities will result in the discovery of a body of commercial diamonds on any of the Company's properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineralized deposits.

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programs. Although the Company will, when appropriate, secure liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liability and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Economics of Developing Mineral Properties

Substantial expenditures are required to establish reserves through drilling, to develop processes to extract diamonds and gold and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Commodity Prices

The Company's revenues, if any, are expected to be in large part derived from the mining and sale of diamonds and gold or interests related thereto. The price of diamonds has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of diamond substitutes, diamond stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on the price of diamonds, and therefore the economic viability of the Company's operations cannot accurately be predicted.

Title

There is no guarantee that title to properties in which the Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.

Governmental Regulation

Operations, development and exploration on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulations, if any, will not adversely affect the Company's operations. Changes in such regulations could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

Exploration on the Company's properties requires responsible best exploration practices to comply with Corporation policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province or territory in which it is carrying out work. Mineral exploration primarily falls under provincial and territorial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters. In addition, new laws or regulations governing operations and activities of mining companies could have a material adverse impact on any project in the mine development stage that the Company may possess.

Aboriginal Rights

Aboriginal rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral claims in which the Company has an interest. The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Management

The success of the Company depends to a large extent on its ability to retain the services of its senior management and key personnel. The loss of their services may have a material, adverse effect on the Company.

Conflicts of Interest

Certain officers and directors of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

Limited Operating History: Losses

The Company has experienced, on a consolidated basis, losses in all years of its operations. There can be no assurance that the Company will operate profitably in the future, if at all. As at November 30, 2004, the Company's deficit was approximately $12,251,614.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, during the financial year ended November 30, 2004, the per share price of the Company's shares fluctuated from a high of $0.47 to a low of $0.14. There can be no assurance that continual fluctuations in price will not occur.

Shares Reserved for Future Issuance: Dilution

As at November 30, 2004, there were 5,805,000 stock options outstanding pursuant to which shares may be issued in the future, all of which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors.

Overall performance/results of operations

As at November 30, 2004, the Company had incurred exploration costs on mineral properties of $2,452,860 (charter aircraft $551,017; drilling, trenching and sampling $369,348; licences and recording fees $55,180; salaries and wages $133,412; surveys $670,098; technical and professional services $365,955; transportation $163,132 and project supplies of $144,718). Exploration costs for the year ended November 30, 2004 are higher than 2003 by $899,980, an increase of 58%. The majority of this increase was for airborne and ground geophysical surveys conducted over our claims, chartered aircraft hired to move crews and equipment out to and between the properties and for consultants and employees hired to perform and monitor the exploration program. The increase in licences and recording fees was the result of purchasing a bond for the Doyle land use permit. The financing from the previous year and this year's private placements allowed the Company to conduct a much larger exploration program in 2004 than 2003.

On a per project basis, the Company spent the $2,452,860 exploration costs as follows: $1,696,111 on the CH project, $225,055 on the Doyle Lake project, $1,744 on the Clinton, $7,539 on the McConnell Creek, $10,885 on the Happy Creek Gold/Silver Property, $815 on Regional and $510,711 on the Fishback Lake and Dessert Lake Properties.

The Company reported a net loss of $1,244,264 for the year ended November 30, 2004 compared to a net loss of $954,129 for the year ended November 30, 2003 (an increase of 30% from 2003 to 2004). General administration expenses for the year ended November 30, 2004 were $848,219 compared to $515,374 for the year ended November 30, 2003 (an increase of 65% from 2003 to 2004). The increase in general administration expenses was primarily due to an increase in licences, taxes, insurance and fees (2004 - $76,012; 2003 - $61,215) and stock based compensation (2004 - $430,744; 2003 - $106,648). Insurance costs have increased due to changes in the expiration date of our insurance policies. Our insurance carrier changed the expiration dates to one common date. In 2004 the costs for a full year of aviation insurance and directors and officers' liability is included in the last quarter. Stock based compensation expense increased due to a change in the CICA Handbook section 3870 whereby all stock options granted effective January 1, 2004 are required to be accounted for using the fair value method. In 2003, only those options granted to consultants were calculated using the fair value method.

Revenue for the year ended November 30, 2004 was $30,218 consisting of interest income compared with $19,326 for the year ended November 30, 2003. The funds carried forward from 2003 and funds raised during the year generated more interest income for the Company.

Acquisition and Disposition of Resource Properties and Write offs

19 claims were staked during the year ended November 30, 2004 (6 McConnell Creek claims in British Columbia and 13 Fishback Lake claims in the Northwest Territories)

The write off of exploration and mineral property costs for the year ended November 30, 2004 was composed of $20,363 Clinton; $76,504 Fishback Lake and Dessert Lake; $42,759 Regional and $127,463 CH project. All of the Dessert Lake, Regional and Clinton claims werer written off in 2004.

Related Party Transactions

During the year ended November 30, 2004 the Company was billed a total of $97,993 ($3,688 of which is included in accounts payable in 2004) by R.A. Hrkac, the President and CEO for technical and professional services provided. For the year ended November 30, 2003 the Company was billed $106,100 ($58,100 of which is included in accounts payable in 2003) for technical and professional services by R.A. Hrkac and *Chillchur Management, a company wholly owned by J. Haig deB. Farris, a director.*

Commitments

The Company has entered into an operating lease agreement with respect to its office premises. A minimum payment of $5,303 in 2005 is required under the agreement. See Subsequent events.

Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of November 30, 2004. If the conditions precedent had been satisfied at November 30, 2004, the amount owing under the agreement would be approximately $176,358.

The Company has a mortgage loan on its Yellowknife house of approximately $56,959 which becomes due on January 1, 2005. The Company intends to renew the mortgage when it comes due. See Subsequent events.

Accounting Policies

Accounting polices are listed in Note 3 to the Consolidated Financial Statements for November 30, 2004.

Change in Accounting Policy

Effective December 1, 2003, the Company adopted on a prospective basis, the fair value method of accounting for all stock option awards granted to employees and directors, as recommended by the Canadian Institute of Chartered Accountants Handbook Section 3870, *Stock-based compensation and other stock-based payments*. The Handbook provides alternative methods of transition for the adoption of the fair value method and, as permitted, the Company has elected the prospective application, which allows the fair value method to be applied to awards granted, modified or settled on or after December 1, 2003. Under the new standards, direct awards of stock granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

Pro-forma disclosure for options granted prior to December 1, 2003, as required by the standard, had the Company used the fair value method is presented in Note 8 to the Consolidated Financial Statements for November 30, 2004.

The fair value of stock options is determined by the widely used Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock.

The change in accounting policy has no cumulative effect on the prior year's financial statements.

Subsequent Events

Subsequent to November 30, 2004, the following occurred:

(a) 80,000 stock options expired unexercised.

(b) the Company completed a private placement of 1,150,000 flow through shares at $0.20 per share for gross proceeds of $230,000. The proceeds from these flow through shares must be spent on Canadian Exploration Expenses ("CEE");

(c) the Company completed a private placement of $830,000 by way of a non-brokered placement of 4,150,000 units at $0.20 per unit. Each unit consists of one common share and one-half non transferable warrant. One whole warrant entitles the holder to purchase one common share for a term of two years at $0.25 per share in the first year and at $0.30 per share in the second year. The Company paid an 8% finders fee in connection with part of this private placement. The securities have hold periods expiring on July 8 and July 15, 2005.;

(d) the Company has not signed a new operating lease agreement on its office premises. The Company is now renting on a month to month basis and

(e) the Company has renewed its mortgage for two years at a rate of prime minus 0.5% per annum due December 3, 2006.

Selected Annual Information

The following table sets forth selected consolidated financial information of the Company for, and as at the end of, each of the last three financial years of the Company up to and including November 30, 2004. This financial information is derived from the consolidated financial statements of the Company which were audited by Ellis Foster. The Company prepares financial information according to Generally Accepted Accounting Principles ("GAAP") and all information is reported in Canadian $.

	November 30 (Audited)		
	2004	**2003**	**2002**
Total Revenues	30,218	19,326	3,308
Income from continuing operations	-	-	-
Net loss for the year	(1,244,264)	(954,129)	(751,782)
Net loss per share	(0.02)	(0.02)	(0.02)
Fully diluted net loss per share	(0.02)	(0.02)	(0.02)
Total Assets	10,917,331	9,326,262	6,780,142
Total Long-term financial liabilities	42,806	57,676	70,800

No Cash dividends have been declared or paid since the date of incorporation and the Company has no present intention of paying dividends on its common shares. The Company anticipates that all available funds will be invested to finance the growth of its business.

The Net Loss number is affected mainly by the administration costs and write off of exploration and mineral property costs incurred for each year. Revenues from 2002 to 2004 are interest income.

Interest income is dependent upon interest rates and the amount of financing raised each year by the Company. Interest rates will vary due to market conditions and the Company has no control over the fluctuation of rates.

Expenses are mainly composed of administration costs, general exploration costs and write off of exploration and mineral costs. The amount of a write off in each year is dependent upon the costs spent to date on the project(s) that is (are) being abandoned. Write offs of exploration and mineral property costs will vary from year to year and affect the Net Loss.

All of the above factors must be taken into consideration when comparing Total Revenues and Net Loss for each year.

Summary of Quarterly Information

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with November 30, 2004. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	November 30, 2004 ($)	August 31, 2004 ($)	May 31, 2004 ($)	February 29, 2004 ($)	November 30, 2003 ($)	August 31, 2003 ($)	May 31, 2003 ($)	February 28, 2003 ($)
Total Revenues	6,919	265	784	22,250	9,203	5,027	3,975	1,121
Net Income (Loss)	(459,963)	(95,136)	(436,210)	(252,955)	(635,294)	(111,314)	(107,262)	(100,259)
Net income (loss) per share	(0.008)	(0.001)	(0.007)	(0.004)	(0.01)	(0.002)	(0.002)	(0.002)

Note:

(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2003 or 2004. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

During the third and fourth quarters, management decides which properties will be retained and which properties will be abandoned based on results from work performed during the field season. Properties that will be abandoned are written off in the third and fourth quarter and increase the Net Loss.

Liquidity and Capital Resources

The exploration and subsequent development of the Company's properties depends on the Company's ability to obtain required financing. The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fully explore its existing properties. Failure to obtain financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties. The Company may, in the future, be unable to meet its obligations under agreements to which it is a party and the Company may consequently have its interest in the properties subject to such agreements jeopardised. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.

The Company is dependent on raising funds by the issuance of shares or disposing of interests in its mineral properties (by options, joint ventures or outright sales) in order to finance further acquisitions, undertake exploration and development of mineral properties and meet general and administrative expenses in the

immediate and long term. There can be no assurance that the Company will be successful in raising their required financing.

The Company's financial performance is dependent on many external factors. The Company expects that any revenues it may earn from its operations in the future will be from the sale of minerals. Both prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price fixing and controls and respond to changes in domestic and international, political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production costs are difficult to predict. These changes in events could materially affect the financial performance of the Company.

The Company's subsidiary, Gerle Gold (U.S.) Inc., has no source of financings and relies on the Company for advances to fund its work on the Happy Creek property.

The Company had working capital at November 30, 2004 of $791,843 compared with $1,417,470 as at November 30, 2003. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital.

As at November 30, 2004 the Company had $42,806 of long-term debt (mortgage loan) outstanding.

For the year ended November 30, 2004, the Company experienced a negative cash flow of $495,969 (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in administration costs such as licences, taxes, insurance and fees and shareholders' meetings and reports. (See Exploration and General and Administrative Expenditures for further information.)

The Company's cash position as at November 30, 2004 was $882,400. The decrease in cash position compared to November 30, 2003 was due principally to a larger exploration program and less financing raised in 2004. See Note 4 - Mineral Properties and Deferred Exploration Costs and Note 7 – Share Capital in the Notes to the Consolidated Financial Statements.

During the year ended November 30, 2004, the Company:

(a) completed a private placement of 2,232,222 common shares at $0.45 per share for gross proceeds of $1,004,500. All of the proceeds from these flow-through shares have been spent on Canadian Exploration Expenses ("CEE");

(b) issued 6,010,000 common shares pursuant to the exercise of share purchase warrants at $0.20 per common share for gross proceeds of $1,202,000; and

(c) issued 1,015,000 common shares pursuant to the exercise of stock options priced at $0.20 to $0.30 per common share for gross proceeds of $292,000

See Notes 7 and 8 of the Consolidated Financial Statements for November 30, 2004.

See Subsequent Events section regarding two private placements completed after year-end.

Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matter of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, marketable securities, sundry receivable, and accounts payable and accrued liabilities and mortgage loans approximate their fair value because of the short-term nature of these instruments.

Outstanding Share data as at March 23, 2005 (See Subsequent Events):

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Issued Number
Common	No par value	250,000,000	80,085,242

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	65,000	$0.20	June 21, 2005
Options	150,000	$0.25	June 21, 2005
Options	200,000	$0.30	June 21, 2005
Options	105,000	$0.50	June 21, 2005
Options	519,000	$0.25	June 29, 2005
Options	100,000	$0.25	Aug. 8, 2005
Options	120,000	$0.25	Nov. 14, 2005
Options	120,000	$0.30	Jan. 16, 2006
Options	600,000	$0.30	March 1, 2006
Options	255,000	$0.20	July 16, 2006
Options	894,333	$0.20	July 18, 2007
Options	536,667	$0.25	Feb. 06, 2008
Options	320,000	$0.30	April 25, 2008
Options	50,000	$0.45	Aug. 15, 2008
Options	400,000	$0.30	Oct. 31, 2008
Options	915,000	$0.50	Jan. 15, 2009
Options	330,000	$0.50	March 19, 2009
Options	45,000	$0.50	June 29, 2009
Total	**5,725,000**		

(c) There are no warrants outstanding.

Security	Number	Exercise Price	Expiry Date
Warrants	1,075,000	$0.25/$0.30	March 8, 2007
Warrants	1,000,000	$0.25/$0.30	March 15, 2007
Total	**2,075,000**		

(d) There are no escrowed or pooled shares.

Other Information

The Company's web site address is www.ggldiamond.com. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

BY ORDER OF THE BOARD

(signed) *"Raymond A. Hrkac"*
Raymond A. Hrkac
President and CEO

(signed) *"Nick DeMare"*
Nick DeMare
Director and CFO



GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

March 16, 2005

PRESS RELEASE

GGL ANNOUNCES COMPLETION OF PRIVATE PLACEMENT FINANCING OF $830,000

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture)** announces that the Company has completed a non-brokered private placement of 4,150,000 units at $0.20 per unit to raise $830,000. Each unit consists of one common share and one-half non-transferable warrant with one whole warrant entitling the holder to purchase one common share for a term of two years at $0.25 in the first year and $0.30 in the second year. The Company paid an 8% cash finder's fee in connection with part of this private placement. The securities have hold periods expiring on July 8 and July 15, 2005.

The subscription proceeds will be used for exploration projects on the Company's properties and for corporate and administrative expenses and working capital.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Not for distribution to United States newswire services or for dissemination in the United States. The securities referred to herein have not been registered under the *U.S. Securities Act of 1993* and may not be offered or sold in the United States or to a U.S. person absent registration or an applicable exemption from registration.

Exemption No. 82-1801

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

March 29, 2005

PRESS RELEASE

GGL Diamond Corp. confirms drilling on "Big Hole" planned for mid-April

VANCOUVER, British Columbia -- Raymond A. Hrkac, President and CEO of **GGL Diamond Corp. (GGL.TSX Venture)** confirms drilling plans for the "Big Hole" kimberlite target on the company's 100%-owned Fishback property, located 65 kilometres northwest of Yellowknife, NWT.

A core drilling program is scheduled to commence in mid-April on the Fishback property. Four holes will test three kimberlite targets by core drilling (NQ-2 inch).

Two vertical holes, 200 metres apart, will be drilled into the southern part of the 75-metre deep, steep-walled "Big Hole" in order to test a gravity low/electromagnetic conductive target, estimated at between 500-900 metres in diameter. These holes are located 1.3 kilometres south of the land-based drill hole FB-04-01 drilled in July 2004 (News Release, June 30, 2004).

The holes will be drilled by setting approximately 100 metres of casing through 75 metres of water plus an estimated 25 metres of overburden. GGL's geologists anticipate that bedrock will be encountered at about 100 vertical metres based on the modeling of the electromagnetic signature (News Release, June 7, 2004).

Two additional drill holes are planned to test two separate kimberlite targets. Each of these will be drilled at an incline from the western shore of Awry Lake. One hole will test a magnetic high/gravity high target and the other will test a magnetic low target.

This property has been explored by GGL on its own and with other partners since 1994. The "Big Hole" was first identified in 2000 using seismic and bathymetry surveys. The presence of kimberlite indicator minerals, granite breccia boulders (containing kimberlitic indicator minerals) down ice of the "Big Hole", geophysical data and a kimberlite signature in lake sediment samples for two of the targets all point to these being viable drill targets. Given its size, its potential for kimberlite, and close proximity to Yellowknife and nearby infrastructure, the "Big Hole" has the potential to have a significant impact on the Company.

Torrie Chartier, M.Sc., MBA and consulting geologist for GGL Diamond Corp., is the Qualified Person and has reviewed the data contained herein.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.

For Disclaimer Notification, please check our website at www.ggldiamond.com/disclaimer.html

GGL DIAMOND CORP.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Shareholders ("Meeting") of **GGL DIAMOND CORP.** (the "Company") will be held at Meeting Room #18, Vancouver Convention and Exhibition Centre, 999 Canada Place, Vancouver, British Columbia, on Thursday, the 12th day of May, 2005, at the hour of 10:30 a.m. (Vancouver time), for the following purposes:

1. to receive and consider the consolidated financial statements of the Company for the financial year ended November 30, 2004, together with the report of the auditors thereon;
2. to appoint auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;
3. to determine the number of Directors of the Company at four;
4. to elect Directors of the Company for the ensuing year;
5. to approve, adopt and ratify the special resolution as set out in the Management Information Circular ("Circular") relating to the removal of the application of the Pre-Existing Company Provisions (as defined in the British Columbia *Business Corporations Act*), to the Company and the alteration of the Notice of Articles ("Notice of Articles") of the Company accordingly;
6. to approve, adopt and ratify the special resolution as set out in the Circular relating to the alteration of the Company's share structure to an unlimited number of Common shares and the alteration of the Notice of Articles accordingly;
7. to approve, adopt and ratify the special resolution as set out in the Circular relating to the adoption of new Articles for the Company; and
8. to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are the Circular, form of Proxy, the Annual Report of the Company (which includes the consolidated financial statements of the Company for the financial year ended November 30, 2004 and the auditors' report thereon, and the Management Discussion and Analysis) and the Financial Statement Request Form.

Shareholders who are unable to attend the Meeting in person are requested to read the information on the reverse of the enclosed form of Proxy and then to complete, date, sign and return the form of Proxy in accordance with the instructions set out in the Proxy and in the Circular.

DATED at Vancouver, British Columbia, this 23rd day of March, 2005.

BY ORDER OF THE BOARD

(signed) *"Raymond A. Hrkac"*

Raymond A. Hrkac,
President and Chief Executive Officer

Exemption No. 82-1807

GGL Diamond Corp.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special General Meeting to be held on May 12, 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the Management appointees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the holder is a corporation, its name must be completed in the signature section of the proxy and the proxy must be signed by a duly authorized officer or attorney of the corporation and either the corporate seal of the corporation affixed or the title of the duly authorized officer completed. Such a proxy must be voted by mail.
3. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
4. This proxy should be signed in the exact manner as the name appears on the proxy. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then the senior registered owner should sign this proxy.
5. **The securities represented by this proxy will be voted for or against or withheld in respect of the matters listed in accordance with the choice, if any, indicated in the space provided on any poll that may be called for. If no choice is indicated, the proxy will be voted for such matter.**
6. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

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To Vote Using the Telephone
(Only Available Within Canada and U.S.)

- Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.
- Proxy Instructions must be received by Computershare by 10:30 am, Pacific Time, on May 10, 2005.



To Vote Using the Internet

- Go to the following web site: www.computershare.com/ca/proxy
- Proxy Instructions must be received by Computershare 10:30 am, Pacific Time, on May 10, 2005.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted to Computershare must be received by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting (by 10:30 a.m. Pacific time on May 10, 2005) or any adjournment thereof or may be delivered to the chair of the Meeting prior to the commencement of the Meeting or an adjourned meeting.

007N0B





Appointment of Proxyholder

The undersigned shareholder of GGL Diamond Corp. (the "Company") hereby appoints: Raymond A. Hrkac, President, or, failing him, Nick DeMare, Secretary,

OR

Print the name of the person you are appointing if this person is someone other than the Management Appointees.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special General Meeting of GGL Diamond Corp. to be held at Vancouver Trade and Convention Centre, Meeting Room #18, 999 Canada Place Way, Vancouver, B.C. on May 12, 2005 at 10:30 AM (Pacific Time) and at any adjournment thereof.

1. Resolution

To determine the number of Directors at four (4). For ▷ ☐ Against ▷ ☐

2. Election of Directors

	For	Withhold
01. To elect Raymond A. Hrkac as a Director. ▷	☐	☐
02. To elect Nick DeMare as a Director. ▷	☐	☐
03. To elect William Meyer as a Director. ▷	☐	☐
04. To elect William Boden as a Director. ▷	☐	☐

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3. Appointment of Auditors

To appoint Ellis Foster, Chartered Accountants as the Auditors of the Company. For ▷ ☐ Withhold ▷ ☐

Resolutions

Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Information Circular.

	For	Against
4 To authorize the Directors to fix the Auditors' remuneration. ▷	☐	☐
5 To approve, adopt and ratify the special resolution as set out in the Circular relating to the removal of the application of the Pre-Existing Company Provisions from the Company's Notice of Articles. ▷	☐	☐
6 To approve, adopt and ratify the special resolution as set out in the Circular relating to the change in the Company's authorized share structure to an unlimited number of Common shares and to alter the Company's Notice of Articles. ▷	☐	☐
7 To approve, adopt and ratify the special resolution as set out in the Circular relating to the adoption of new articles in substitution for the existing articles of the Company. ▷	☐	☐

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted for such matter.**

Signature(s)

Date



GGLQ

007N1B

GGL Diamond Corp.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Intermediary

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Voting Instruction Form ("VIF") - Annual and Special General Meeting to be held on May 12, 2005

NON-REGISTERED (BENEFICIAL) HOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen appointee in the space provided (see reverse).
4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made FOR such matter.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.
8. Should you wish to attend the meeting and vote in person, please write your name in the place provided for that purpose in this VIF and we will send to you a form of legal proxy which will grant you the right to attend the meeting and vote in person. If you require assistance in that regard, please contact the Registered Representative who services your account.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying Management Information Circular.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF.
Instead of mailing this VIF, you may choose one of the two voting methods outlined below to vote this VIF. Have this VIF in hand if you call.


To Vote Using the Telephone
(Only Available Within Canada and U.S.)

- Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.
- Voting Instructions must be received by Computershare by 10:30 am, Pacific Time, on May 10, 2005.


To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- Voting Instructions must be received by Computershare by 10:30 am, Pacific Time, on May 10, 2005.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER | **HOLDER ACCOUNT NUMBER** | **ACCESS NUMBER**

If you vote by telephone or the Internet, DO NOT mail back this VIF.

If voting by mail, VIFs should be received by Computershare by 10:30 am, Pacific Time, on May 10, 2005. Please refer to the Management Information Circular for further information.

007N2C

Appointee(s)

The undersigned shareholder of GGL Diamond Corp. (the "Company") hereby appoints: Raymond A. Hrkac, President, or, failing him, Nick DeMare, Secretary,

OR

Print the name of the person you are appointing if this person is someone other than the Management Appointee(s) (see instructions 3 and 8 on reverse).

1. Resolution

To determine the number of Directors at four (4). For ▷ ☐ Against ▷ ☐

2. Election of Directors

	For	Withhold
01. To elect Raymond A. Hrkac as a Director. ▷	☐	☐
02. To elect Nick DeMare as a Director. ▷	☐	☐
03. To elect William Meyer as a Director. ▷	☐	☐
04. To elect William Boden as a Director. ▷	☐	☐

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3. Appointment of Auditors

To appoint Ellis Foster, Chartered Accountants as the Auditors of the Company. **For** ▷ ☐ **Withhold** ▷ ☐

Resolutions

Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Information Circular.

	For	Against
4 To authorize the Directors to fix the Auditors' remuneration. ▷	☐	☐
5 To approve, adopt and ratify the special resolution as set out in the Circular relating to the removal of the application of the Pre-Existing Company Provisions from the Company's Notice of Articles. ▷	☐	☐
6 To approve, adopt and ratify the special resolution as set out in the Circular relating to the change in the Company's authorized share structure to an unlimited number of Common shares and to alter the Company's Notice of Articles. ▷	☐	☐
7 To approve, adopt and ratify the special resolution as set out in the Circular relating to the adoption of new articles in substitution for the existing articles of the Company. ▷	☐	☐

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Signature(s)/Authorized Officer(s) - Sign Here - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date



GGLQ

007N3B

Exemption No. 82-1207

GGL DIAMOND CORP.

Suite 904, 675 West Hastings Street
Vancouver, British Columbia
V6B 1N2
Telephone: (604) 688-0546
Facsimile: (604) 688-0378
www.ggldiamond.com

MANAGEMENT INFORMATION CIRCULAR

containing information as at March 23, 2005 unless otherwise noted

SOLICITATION OF PROXIES

Solicitation of Proxies by Management

This Management Information Circular ("Circular") is being furnished in connection with the solicitation of proxies by the management of GGL Diamond Corp. (the "Company") for use at the Annual and Special General Meeting of the shareholders of the Company to be held on Thursday, May 12, 2005 (the "Meeting") at the time and place and for the purposes set forth in the accompanying Notice of Meeting and any adjournment thereof.

Cost and Manner of Solicitation

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of the Company or other proxy solicitation services. In accordance with National Instrument 54-101, arrangements have been made to forward solicitation materials to the beneficial owners of Common shares of the Company. All costs of solicitation will be born by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

A shareholder entitled to vote at the Meeting may, by means of a properly executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders of the Company to attend and act at the Meeting for the shareholder and on the shareholder's behalf.

The individuals named in the enclosed form of proxy are the President and Secretary of the Company (the "**Management Designees**"). **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE NAMES OF THE MANAGEMENT DESIGNEES OR BY COMPLETING ANOTHER PROPER FORM OF PROXY.** A proxy will not be valid unless the completed, dated and signed form of proxy is submitted to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or by fax at 1-866-249-7775 or as otherwise provided on the form of proxy, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting.

Revocation of Proxy

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 2800 Park Place, 666 Burrard Street, Vancouver,

British Columbia, V6C 2Z7, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition, a proxy may be revoked by a shareholder executing another form of proxy bearing a later date and depositing the same at the offices of Computershare Trust Company of Canada within the time period and in the manner set out under the heading "Appointment of Proxy" above or by the shareholder personally attending the Meeting, withdrawing his or her proxy and voting the shares.

Voting of Proxies and Exercise of Discretion by Proxyholders

Unless a poll is called for or required by law, voting at the Meeting will be by a show of hands. Common shares represented by a properly completed, executed and deposited proxy will be voted on any poll and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the shares will be voted (or withheld from voting, as the case may be) in accordance with the specification so made.

IF A CHOICE WITH RESPECT TO ANY MATTER IS NOT CLEARLY SPECIFIED IN THE PROXY, THE MANAGEMENT DESIGNEES WILL VOTE THE SHARES REPRESENTED BY THE PROXY FOR EACH MATTER.

The enclosed form of proxy when properly completed, executed and deposited and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the Management Designees to vote in accordance with their best judgment on such matters or business. At the date of this Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

Advice to Beneficial Holders of Common Shares

Only registered holders of Common shares of the Company or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common shares beneficially owned by a person (a "**Non-Registered Holder**") are registered either: (i) in the name of an intermediary (an "**Intermediary**") (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Distribution to NOBOs

In accordance with the requirements of the Canadian Securities Administrators and National Instrument 54-101, Communication with beneficial owners of Securities of a Reporting Issuer ("**NI-54-101**"), the Company will have caused its agent to distribute copies of the Notice of Meeting and this Circular (collectively, the "**meeting materials**") as well as a Voting Instruction Form directly to those Non-Registered Holders who have provided instructions to an Intermediary that such Non-Registered Holder does not object to the Intermediary disclosing ownership information about the beneficial owner ("**Non-Objecting Beneficial Owner**" or "**NOBO**").

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for Voting Instruction Form enclosed with mailings to NOBOs.

The meeting materials distributed by the Company's agent to NOBOs include a Voting Instruction form. Please carefully review the instructions on the Voting Instruction Form for completion and deposit.

Distribution to OBOs

In addition, the Company will have caused its agent to deliver copies of the meeting materials to the clearing agencies and Intermediaries for onward distribution to those Non-Registered Shareholders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner ("**Objecting Beneficial Owner**" or "**OBO**").

Intermediaries are required to forward the meeting materials to OBOs unless an OBO has waived his or her right to receive them. Intermediaries often use service companies such as ADP to forward the meeting materials to OBOs. Generally, those OBOs who have not waived the right to receive meeting materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the OBO, but which is otherwise uncompleted. This form of proxy need not be signed by the OBO. In this case, the OBO who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or by fax at 1-866-249-7775 or as otherwise provided in the proxy, with respect to the Common shares beneficially owned by such OBO, in accordance with the instructions elsewhere in this Circular; **OR**

(b) more typically, be given a voting registration form which is not signed by the Intermediary and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute authority and instructions (often called a "**proxy authorization form**") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code or other information. In order for the form of proxy to validly constitute a proxy authorization form, the OBO must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the OBO to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the persons named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

The Company is authorized to issue 250,000,000 Common shares. As at March 18, 2005, the Company has issued and outstanding 80,085,242 fully paid and non-assessable Common shares, each Common share carrying the right to one vote. **The Company has no other classes of voting securities.**

Record Date

Any Shareholder of record at the close of business on March 18, 2005 (the "**Record Date**") who either personally attends the Meeting or who has submitted a properly executed and deposited form of proxy in the manner and subject to the provisions described above and which has not been revoked shall be entitled to vote or to have his or her shares voted at the Meeting.

Principal Holders

To the knowledge of the directors and senior officers of the Company, as at March 18, 2005, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding Common shares of the Company are:

Name	No. of Shares[(1)]	Percentage
Soroof International	9,900,000	12.36%

Note:

(1) By a Voting Agreement dated January 23, 2003 between the Company and Soroof International ("Soroof"), the Company agreed that it would appoint a nominee of Soroof to the Board of Directors following the closing of a private placement made by Soroof and the Company on February 6, 2003, and thereafter, for a term of 3 years (subject to Soroof owning at least 7,000,000 shares of the Company). The Company has agreed to nominate and support the election of Soroof's nominee to the Board of Directors at any general meeting of the shareholders of the Company where directors are to be elected and Soroof has agreed to support management's slate for the election of directors of the Company at any general meetings of the shareholders. Soroof has not appointed a nominee for election as a director for the 2005 annual general meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate or any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers of the Company

For the purposes of this Circular:

(a) "CEO" of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b) "CFO" of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c) "executive officer" of the Company means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Company or any of its subsidiaries who performed a policy-making function in respect of the Company, or any other individual who performed a policy-making function in respect of the Company; and

(d) "Named Executive Officers" means:

(i) each CEO;

(ii) each CFO;

(iii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(iv) any additional individuals who would have been included under paragraph (iii) were it not for the fact that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

Summary of Compensation

The following table sets forth all compensation paid by the Company and its subsidiaries for the three most recently completed financial years in respect of the individuals who were, at November 30, 2004, the Chief Executive Officer and Chief Financial Officer of the Company (the "Named Executive Officers"). The Company had no executive officers during the financial year ended November 30, 2004 whose salary and bonus exceeded $150,000.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			All Other Compensation
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs[1] Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP[2] Payouts ($)	All Other Compensation ($)
RAYMOND A. HRKAC	2004	97,993[3]	N/A	N/A	440,000[4]	N/A	N/A	N/A
President & Chief	2003	76,100[5]	N/A	N/A	125,000[6]	N/A	N/A	N/A
Executive Officer	2002	53,600[7]	N/A	N/A	100,000[8]	N/A	N/A	N/A
NICK DEMARE	2004	N/A	N/A	N/A	60,000[9]	N/A	N/A	N/A
Chief Financial	2003	N/A	N/A	N/A	60,000[10]	N/A	N/A	N/A
Officer & Secretary	2002	N/A	N/A	N/A	25,000[11]	N/A	N/A	N/A

Notes:

(1) "SARs" or "Stock Appreciation Right" means any right granted by the Company as compensation for services rendered, to receive a payment of cash or issue or transfer securities based wholly or in part on changes in the trading price of publicly traded securities of the Corporation.

(2) "LTIP" or "Long Term Incentive Plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include options or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3) The Company was billed at the minimum rate of $4,000 per month plus a per diem rate of $400 per day for the months of December, 2003 and January, 2004 for geological services. For the remainder of the financial year ended November 30, 2004, the Company was billed at a minimum rate of $6,000 per month plus the per diem rate of $500 per day for geological services.

(4) Stock option granted on January 15, 2004 to purchase 100,000 shares at $0.50 per share and stock option granted on March 19, 2004 to purchase 330,000 common shares at $0.50 per share, both exercisable for a term of five years. See "Grant of Stock Options" below.

(5) This minimum amount was billed to the Company during the financial year ended November 30, 2003. Of this amount, $28,100 is included in the Company's accounts payable as at November 30, 2003. See "Termination of Employment, Change in Responsibilities and Employment Contracts" section.

(6) Stock option granted on February 6, 2003.

(7) This minimum amount was billed to the Company during the financial year ended November 30, 2002. See "Termination of Employment, Change in Responsibilities and Employment Contracts" section.

(8) Stock option granted on July 18, 2002.

(9) Stock options granted on January 15, 2004 to purchase 60,000 shares at $0.50 per share (30,000 to Nick DeMare and 30,000 to Chase Management Ltd., a company controlled by Nick DeMare). See "Grant of Stock Options" below.

(10) Stock options granted on February 6, 2003 to purchase 35,000 shares at $0.25 per share (25,000 to Nick DeMare and 10,000 to Chase Management Ltd.) and stock options granted on April 25, 2003 to Nick DeMare to purchase 25,000 shares at $0.30 per share, all exercisable for a term of five years.

(11) Stock option to purchase 25,000 shares at $0.20 per share to Nick DeMare exercisable for a term of five years.

Long Term Incentive Plan Awards

The Company does not have a long term incentive plan for the Named Executive Officers.

Grant of Stock Options/SARs

The following table sets forth particulars of stock options granted by the Company to the Named Executive Officers during the financial year ended November 30, 2004.

Option/SAR Grants During the Financial Year Ended November 30, 2004

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
RAYMOND A. HRKAC President & Chief Executive Officer	100,000 330,000	18.69% 61.82%	$0.50 $0.50	$0.56(1) $0.38(1)	January 15, 2009 March 19, 2009
NICK DEMARE Chief Financial Officer & Secretary	60,000(2)	11.21%	$0.50	$0.56(1)	January 15, 2009

Notes:

(1) The closing price of the Company's Common shares on the TSX Venture Exchange on the date of grant of each stock option.

(2) The options to purchase a total of 60,000 common shares were granted to Nick DeMare as to 30,000 shares and to Chase Management Ltd., a company controlled by Nick DeMare, as to 30,000 shares.

The foregoing stock options were granted by the Board of Directors based upon the recommendations of the Compensation Committee pursuant to the Company's Stock Option Plan (the "Plan") which was previously approved by the shareholders. Under the terms of the Plan, the options will terminate 90 days after the optionee ceases to be a director, senior officer or employee of the Company, except by reason of the death of the optionee, in which case the optionee's personal representative may exercise the options by the earlier of one year following the date of death or the expiry date of the stock option.

Exercise of Stock Options/Aggregate Year End Value

The following table sets forth details of stock options exercised and the financial year end value of unexercised stock options on an aggregate basis to the Named Executive Officers.

Aggregated Option/SAR Exercises During the Financial Year Ended November 30, 2004 And Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money-Options/SARs at FY-End ($) Exercisable/Unexercisable
RAYMOND A. HRKAC President & Chief Executive Officer	70,000	$8,100	956,667(1) (Exercisable) 198,333(1) (Unexercisable)	N/A (2)
NICK DEMARE Chief Financial Officer & Secretary	None	N/A	200,000(3) (Exercisable) 20,000(3) (Unexercisable)	N/A (2)

Notes:

(1) Stock options granted as follows:
  - (a) on June 29, 2000 to purchase 200,000 shares at $0.25 per share exercisable until June 29, 2005;
  - (b) on March 1, 2001 to purchase 300,000 shares at $0.30 per share exercisable until March 1, 2006;
  - (c) on July 18, 2002 to purchase 100,000 Common shares at $0.20 per share exercisable until July 18, 2007;
  - (d) on February 6, 2003 to purchase 125,000 Common shares at $0.25 per share exercisable until February 6, 2008;
  - (e) on January 15, 2004 to purchase 100,000 shares at $0.50 per share exercisable until January 15, 2009 (1/3 were not vested as at November 30, 2004); and
  - (f) on March 19, 2004 to purchase 330,000 common shares at $0.50 per share exercisable until March 19, 2009 (1/2 were not vested as at November 30, 2004).

(2) Based on the closing price of $0.185 for the shares of the Company on the TSX Venture Exchange Inc. on November 30, 2004, the stock options were not in-the-money.

(3) Stock options granted as follows:
  - (a) on June 29, 2000 to purchase 25,000 shares at $0.25 per share exercisable until June 29, 2005;
  - (b) on January 16, 2001 to purchase 25,000 shares at $0.30 per share exercisable until January 16, 2006;
  - (c) on July 16, 2001 to purchase 25,000 shares at $0.20 per share exercisable until July 16, 2006;
  - (d) on July 18, 2001 to purchase 25,000 shares at $0.20 per share exercisable until July 18, 2007;
  - (e) on February 6, 2003 to purchase 35,000 shares (Nick DeMare as to 25,000 and Chase Management Ltd. as to 10,000) at $0.25 per share exercisable until February 6, 2008;
  - (f) on April 25, 2003 to purchase 25,000 shares at $0.30 per share exercisable until April 25, 2008;
  - (g) on January 15, 2004 to purchase 60,000 shares (Nick DeMare as to 30,000 and Chase Management Ltd. as to 30,000) at $0.50 per share exercisable until January 15, 2009 (1/3 were not vested as of November 30, 2004).

Pension Arrangements

The Company and its subsidiaries do not have any pension arrangements in place for the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

By a Service Agreement dated March 1, 2001, the Company engaged Mr. Hrkac for a period of two years from January 1, 2001 to December 31, 2002 for his services as President and Chief Executive Officer and as a geologist to provide supervisory geological services to the Company. The Service Agreement automatically renewed annually on January 1 of

each year for further terms of one year each, subject to the Company providing at least 12 months' written notice of its intention not to renew and Mr. Hrkac providing at least 90 days' written notice of his intention not to renew the Service Agreement. Under the Service Agreement, Mr. Hrkac is to be paid a monthly fee of $10,000 on the basis that he will receive a minimum payment of $4,000 per month with the balance being paid provided that the Company's working capital on hand at the end of the month is at least $400,000. Geological services that qualify as Canadian exploration expense will be paid at a per diem rate of $400. The combined minimum monthly payment and the payments made on a per diem basis shall not, in the aggregate, exceed $10,000 per month. Any deficiency will be treated as a debt owing by the Company to Mr. Hrkac payable from time to time as long as those payments do not reduce working capital of the Company to less than $400,000. In addition, under the Service Agreement, the Company and Mr. Hrkac acknowledged that Mr. Hrkac is owed $66,000 for back pay from the period March to December, 2000. The back pay of $66,000 was paid to Mr. Hrkac in the financial year ended November 30, 2002. The Service Agreement is subject to acceptance for filing by the TSX Venture Exchange Inc. During the financial years ended November 30, 2001, 2002 and 2003, Mr. Hrkac billed the Company at the minimum monthly rate plus the $400 per diem rate for geological services.

During the financial year ended November 30, 2004, Mr. Hrkac billed the Company at the minimum rate of $4,000 per month plus the per diem rate of $400 per day for the months of December 2003 and January 2004 for geological services. For the remainder of the financial year ended November 30, 2004, Mr. Hrkac billed the company at a minimum rate of $6,000 per month plus the per diem rate of $500 per day for geological services based on the recommendations of the Compensation Committee and approved by the board of Directors. Included in accounts payable as at November 30, 2004 is $3,688 owed for 2004 to Mr. Hrkac. If the Company receives acceptance of the Service Agreement from the TSX Venture Exchange Inc., the Company would owe Mr. Hrkac an additional $176,358 for his services during 2001 to 2004.

The criteria used to determine the amount payable to the Named Executive Officers of the Company was based on industry standards and the Company's financial circumstances and was accepted by the Board of Directors based on recommendations of the Compensation Committee.

Compensation of Directors

Other than as set forth above, the Company has no pension plan or arrangement for cash compensation or non-cash compensation to directors of the Company, other than the Named Executive Officer (the "Other Directors"), except stock options. The following table sets forth particulars of stock options granted by the Company to the Other Directors during the financial year ended November 30, 2004:

Name of Director	Date of Grant[1]	Number of Shares	Exercise Price	Expiry Date
WILLIAM WOLODARSKY	January 15, 2004	50,000	$0.50	January 15, 2009
J. HAIG DEB. FARRIS	January 15, 2004	105,000	$0.50	June 21, 2005[2]
WILLIAM MEYER	January 15, 2004	180,000	$0.50	January 15, 2009
JOHN AUSTON	January 15, 2004	60,000	$0.50	January 15, 2009
R. TIMOTHE HUOT	January 15, 2004	55,000	$0.50	December 26, 2004[3]

Notes:

(1) These stock options were granted under the Plan and the exercise price was not lower than the closing price of the Company's shares at the time of grant. The terms of the Plan provide that the options will terminate 90 days after the optionee ceases to be a director of the Company, except by reason of his death, in which case his personal representative may exercise the options within one year following the date of death or the expiry date, whichever occurs first.

(2) J. Haig deB. Farris resigned as a director of the Company on March 23, 2005.

(3) Timothe Huot resigned as a director of the Company on September 27, 2004.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company's compensation plans under which equity securities of the Company are authorized for issuance at November 30, 2004.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	5,805,000	$0.32	1,700,000
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	5,805,000		1,700,000

On May 10, 2001 the Company adopted a "fixed number" stock option plan (the "Plan") for the Company under which the maximum number of shares reserved for the granting of stock options was 8,101,035 shares which Plan was approved by the shareholders of the Company at the 2001 annual general meeting. On January 15, 2004, the Board approved an amendment to the Plan to increase the number of shares reserved for the granting of stock options under the Plan from 8,101,035 to 9,500,000 common shares in order that the Company could continue to provide incentives to its directors, officers, employees and consultants. This increase in the maximum number of shares reserved under the Plan was ratified by the shareholders of the Company at the 2004 annual meeting. The Company has not made any further amendments to the Plan since that date.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or senior officer of the Company, or associate or affiliate of any such director or senior officer, is or has been indebted to the Company since the beginning of the last completed financial year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, "informed person" means:

(a) a director or executive officer of the Company;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Other than as set out in this Circular or in the Company's Information Circular dated April 7, 2004, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

Private Placement - March 7 and 14, 2005

On March 7 and 14, 2005, the Company issued by way of private placement a total of 4,150,000 units at a price of $0.20 per unit for gross proceeds of $830,000. Each unit consisted of one Common share and one-half non-transferable Common share purchase warrant with each whole warrant entitling the holder to purchase one Common share until March 7 and 14, 2007 at a price of $0.25 per share in the first year and $0.30 per share in the second year. Of the four subscribers, one, namely Soroof International, was an insider of the Company by virtue of owning in excess of 10% of the issued and outstanding shares of the Company. Soroof International participated in the private placement as to 1,000,000 units. On closing of the private placement, Soroof International increased its ownership of the issued and outstanding shares of the Company to 12.54% before the exercise of the warrants and 13.09% if the warrants are exercised. A second subscriber, CW Marketing Ltd., a company wholly owned by William Boden, a nominee of management for election as a director at the Meeting, participated in the private placement as to 150,000 units.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("**MI 52-110**") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors, as set forth in the following.

The Company's Audit Committee is governed by an Audit Committee Charter, the text of which is attached as Schedule A to this Circular.

The Company's Audit Committee is comprised of three directors, William Wolodarsky, Nick DeMare and J. Haig deB. Farris. As defined in MI 52-110, one is not "independent" and two are "independent".

Since the commencement of the Company's most recently completed financial year, the Company's Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditors in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The Audit Committee must pre-approve any engagement of the external auditors for any non-audit services to the Company in accordance with applicable law and policies and procedures to be approved by the Board. The engagement of non-audit services will be considered by the Company's Board of Directors on a case by case basis.

In the following table, "audit fees" are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "Tax fees" are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees[1]	All Other Fees
November 30, 2004	$10,000[2]	$250	$1,500[2]	N/A
November 30, 2003	$9,200	N/A	$1,380	N/A

Notes:

(1) Fees related to the preparation of the Company's T-2 corporate income tax return and the General Index of Financial Information required by CCRA.

(2) Estimated fee for November 30, 2004 audit and tax returns.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a Venture Issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

CORPORATE GOVERNANCE

The policies of the TSX Venture Exchange encourage companies who are listed as Tier 2 Issuers to make annual disclosure relating to their corporate governance processes and practices using as a general reference, the Corporate Governance Disclosure Guidelines contained in Part 4 of the TSX Toronto Stock Exchange Company Manual (the "Guidelines").

The following table reviews the Company's approach to corporate governance with reference to the specifically enumerated Guidelines.

Guidelines	The Company's Approach
1. The board should explicitly assume responsibility for stewardship of the company and, as part of the overall stewardship, assume responsibility for: (a) adoption of a strategic planning process (b) identification of principal risks and implementation of appropriate systems to manage those risks (c) succession planning, including appointing, training and monitoring management (d) a communications policy (e) the integrity of internal control and management information systems	The board of directors (the "Board") is responsible for supervising the management of the Company's business and the conduct of the Company's affairs generally. The Board actively participates in strategic planning and is responsible for reviewing and approving the Company's operating plans. The Board also takes responsibility for identifying the principal risks of the Company's business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable. Appropriate succession planning, including the recruitment, training, supervision, compensation and performance assessment of the Company's senior management personnel also falls within the ambit of the Board's responsibilities. In keeping with its overall responsibility for the stewardship of the Company, the Board is responsible for the integrity of the Company's internal control and management information systems and for the Company's policies respecting corporate disclosure and communications.

Guidelines	The Company's Approach
2. The board should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the company.	Four of the Company's six incumbent directors are unrelated for the purposes of the Guidelines.
3. The board is required to disclose on an annual basis whether the board has a majority of unrelated directors and the analysis of the application of the principles supporting this conclusion.	The Board consists of a majority of unrelated directors for the purposes of the Guidelines. Of the five individuals on the Board, the only related directors are Raymond A. Hrkac, President and Chief Executive Officer ("CEO") and Nick DeMare, Secretary and Chief Financial Officer ("CFO") of the Company. Each of the remaining three directors is free of any interest (other than shareholding), business or other relationship which could, or could reasonably be perceived to, materially interfere with his ability to act with a view to the best interests of the Company.
4. The board should appoint a committee, the majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and assessing directors.	The current size of the Board is such that the entire Board takes responsibility for selecting new directors. Given that the Board consists of a majority of unrelated directors and has only two directors who are members of management, the Company's view is that it complies with the spirit, if not the letter, of this Guideline.
5. Every board should implement a process for assessing the effectiveness of the board as a whole, the board's committees and individual directors.	The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors but will consider implementing one in the future should circumstances warrant. Based on the Company's size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process of the nature recommended by the Guideline to be inappropriate at this time. The Board plans to continue evaluating its own effectiveness on an ad hoc basis.
6. Every company should provide an orientation and education program for new recruits to the board.	New directors are provided with an information package about the Company and are briefed on strategic plans, short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing Company policies.
7. Every board should examine its size and, where appropriate, undertake a program to reduce the number of directors.	The Board was decreased from seven to six directors during the 2004 financial year with the resignation of Timothe Huot on September 27, 2004 and to five directors with the resignation of J. Haig deB. Farris on March 23, 2005. The Board considers its current size appropriate for effective decision making.
8. The board should review the compensation of directors to ensure it adequately reflects the responsibilities and risks involved in being an effective director.	The quantity and quality of Board compensation is reviewed on an annual basis. At present, the Board is satisfied that the current Board compensation arrangements adequately reflect the responsibilities and risks involved in being an effective director of the Company and do not involve cash compensation.

Guidelines	The Company's Approach
9. Committees of the board should generally be composed of outside directors, a majority of whom are unrelated directors.	Committees of the Board consist of an Audit Committee and a Compensation Committee. The Audit Committee consisted of two unrelated, outside directors and one related director. The role of the Audit Committee is to oversee the Company's financial reporting obligations, systems and disclosure and to act as a liaison between the Board and the Company's auditors. The activities of the Audit Committee typically include reviewing annual financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company's auditors. The Compensation Committee consists of exclusively unrelated, outside directors. The role of the Compensation Committee is primarily to administer the Company's Stock Option Plan and to determine the remuneration of executive officers.
10. Every board should expressly assume responsibility for, or assign to a committee, the general responsibility for, developing the company's approach to governance issues.	The full Board assumes responsibility for developing and implementing the Company's approach to governance issues and has developed and approved Terms of Reference, a Corporate Disclosure Policy and a Code of Ethics.
11. The board, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.	The Board and the President and CEO have not, to date, developed formal, documented position descriptions for the Board and the President and CEO defining the limits of management's responsibilities. The Board is currently of the view that the respective corporate governance roles of the Board and management, as represented by the President and CEO, are clear and that the limits to management's responsibility and authority are reasonably well defined. The Board is specifically responsible for approving long-term strategic plans and annual operating plans recommended by management. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals. The Board is also responsible for senior executive recruitment and compensation. The Board delegates to management, through the President and CEO, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing the Company's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

Guidelines	The Company's Approach
12. Every board should have in place appropriate structures and procedures to ensure that the board can function independently of management.	The Board appointed a Non-Executive Chairman on February 6, 2003 who is an unrelated, outside director. The Board does not, and does not consider it necessary to, have any formal structures or procedures in place to ensure that the Board can function independently of management. The Board believes that its current composition, in which only two directors of six are a member of management, is sufficient to ensure that the Board can function independently of management.
13. The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined.	Two members of the Audit Committee were unrelated, outside directors and one was a related director. The role of the Audit Committee is described in Item 9 above.
14. The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the Company.	Each member of the Board understands that he is entitled to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances.

PARTICULARS OF MATTERS TO BE ACTED UPON

RECEIPT OF FINANCIAL STATEMENTS

The consolidated financial statements of the Company for the financial year ended November 30, 2004 and the accompanying auditors' report thereon will be presented to the Meeting.

APPOINTMENT OF AUDITORS

The shareholders of the Company will be asked to vote for the re-appointment of Ellis Foster, Chartered Accountants, as external auditors of the Company for the ensuing year. **Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common shares represented by any such proxy in favour of a resolution re-appointing Ellis Foster, Chartered Accountants, as external auditors for the Company for the ensuing year,** to hold office until the close of the next annual general meeting of shareholders or until the firm of Ellis Foster, Chartered Accountants is removed from office or resigns. The shareholders will also be asked to approve and adopt an ordinary resolution authorizing the Board of Directors of the Company to fix the compensation of the external auditors for the ensuing year. Ellis Foster, Chartered Accountants, have been the auditors of the Corporation since November 20, 2000.

DETERMINE THE NUMBER OF DIRECTORS TO BE ELECTED AT THE MEETING

The shareholders of the Company will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution fixing the number of directors to be elected at the Meeting. At the Meeting, it will be proposed that four directors be elected to hold office until the next annual general meeting or until their successors are elected or appointed. **Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the ordinary resolution to determine the number of directors to be elected at the Meeting at four.**

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is intended to determine the number of directors at four and elect four directors for the ensuing year.

The term of office of each of the present six directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and unless such authority is withheld, the Management Designees intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the *Business Corporations Act* (British Columbia).

As at the date hereof, the members of the Audit Committee are William Wolodarsky and Nick DeMare. The Company has also appointed a Compensation Committee which as at the date hereof consists of William Meyer and William Wolodarsky. Until March 23, 2005, J. Haig deB. Farris was also a member of each committee. The Company does not have an Executive Committee of its Board of Directors.

The following table sets out the names of the nominees for election as directors, the municipality in which each is ordinarily resident, all offices of the Company now held by each of them, their present principal occupation or employment, the period of time for which each has been a director of the Company, and the number of Common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at March 23, 2005.

Name, Present Office and Municipality of Residence[(1)]	Present Principal Occupation or Employment[(1)]	Date First Appointed as a Director	No. of Common Shares Beneficially Held or Controlled [(2)]
RAYMOND A. HRKAC Director, President & Chief Executive Officer Coquitlam, BC	Geologist; President and Chief Executive Officer of the Company	June 17, 1981	947,236
NICK DEMARE Director, Secretary & Chief Financial Officer Burnaby, BC	Chartered Accountant; President, Chase Management Ltd.	May 4, 1989	332,125
WILLIAM MEYER Director Vancouver, BC	Geologist; Chairman, Minco Mining & Metals Corporation	May 26, 1994	170,000
WILLIAM BODEN Proposed Director Vancouver, BC	Investment Manager, Ventures West Management Inc.; President, CW Funds group and CW Marketing Ltd., for over five years	N/A	2,006,500[(3)]

Notes:

(1) The information as to municipality of residence, present principal occupation or employment, and the number of Common shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. The present principal occupation or employment for William Boden is for the past five years.

(2) None of the directors and their associates or affiliates beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares.

(3) Of these shares, 1,356,500 are owned by CW Marketing Ltd., a company wholly owned by William Boden.

To the best of knowledge of the management of the Company, no proposed director of the Company is, or within the 10 years before the date of this Circular has been, a director or executive officer of any company that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied that company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

CHANGES TO THE COMPANY'S CHARTER DOCUMENTS

The *Business Corporations Act* (British Columbia) (the "**New Act**") came into force on March 29, 2004 and replaced the *Company Act* (British Columbia) (the "**Former Act**"). The New Act is designed to make the laws governing British Columbia companies more consistent with other Canadian and U.S. jurisdictions, to provide greater flexibility and efficiency and to provide shareholders with more choices of governance structures.

Under the New Act, the Company is a "pre-existing company" and as such is subject to the provisions of the New Act, including the Pre-Existing Company Provisions ("**Pre-Existing Company Provisions**") set forth in Table 3 to the *Business Corporations Regulation* (British Columbia).

Every pre-existing company is required to file with the British Columbia Registrar of Companies ("**Registrar**") within two years of March 29, 2004 a transition application under the New Act ("**Transition Application**") to substitute a new Notice of Articles to replace its Memorandum. The only information contained in the Notice of Articles is the name of the company and any translation thereof, the names of the directors and officers, the addresses of the registered and records offices and the authorized share structure restated from a company's existing memorandum or articles. A pre-existing company that fails to file a Transition Application by March 29, 2006 will be subject to dissolution by the Registrar. Further, a pre-existing company that has not transitioned under the New Act may not effect any changes to its existing memorandum or articles. Under the New Act, the directors of the Company are permitted to approve and complete the Transition Application.

The Board of Directors of the Company has approved the transition of the Company under the New Act and the filing of the Transition Application of the Company containing the Company's Notice of Articles ("**GGL Notice of Articles**") to replace the existing memorandum of the Company. The Company will file this Transition Application prior to filing a Notice of Alteration of Articles in relation to the special resolution set out below.

Management and the Board of Directors of the Company have reviewed the current Articles of the Company (the "**Existing Articles**") and considered the options available under the New Act to determine what changes, if any, can provide a benefit to the Company and its shareholders so that the Company can take full advantage of the legislative opportunities offered by the New Act. At the Meeting, management is seeking shareholder approval of certain amendments to GGL Notice of Articles including deleting the Pre-Existing Company Provisions and changing the authorized share structure to an unlimited number of Common shares without par value. The Company is also seeking shareholder approval of new Articles ("**New Articles**") under the New Act to replace the Existing Articles in order to remove certain provisions that relate to restrictions contained in the Former Act that are no longer required in the New Act and which will incorporate some of the more flexible provisions of the New Act. The Company is of the view that amending the GGL Notice of Articles and replacing the Existing Articles will enable the Company to be more efficient, flexible and cost effective and will bring the Company's charter documents into line with charters documents of companies in other jurisdictions.

Three special resolutions, as set out below, are proposed to accomplish these changes. The special resolutions require approval by a 75% majority of those shareholders who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolutions.

The form of the Company's charter documents following the Meeting will vary depending upon which of the special resolutions below are approved, if any. If none of the three special resolutions is approved, the Existing Articles, containing the Pre-Existing Company Provisions described below and the existing limit on authorized share capital will continue to govern the Company. If only the special resolution to replace the Existing Articles by the New Articles is approved, then the New Articles will govern, but these will contain the Pre-Existing Company Provisions. If the special resolution to remove the Pre-Existing Company Provisions is approved, provisions will be included in the Existing Articles or the New Articles, as the case may be, to reflect this approval, (but in the case of the Existing Articles, the three-quarters majority requirement for all special resolutions will remain until a further resolution is passed to reduce the majority for some or all special resolutions). A provision will be included in the altered Notice of Articles to reflect an unlimited share structure if this is approved.

The following is a summary of the three amendments for which shareholder approval is being sought at the Meeting by way of three individual special resolutions:

Deletion of Pre-Existing Company Provisions

The Company is proposing to alter the GGL Notice of Articles to remove the application of the Pre-Existing Company Provisions. The Pre-Existing Company Provisions are statutory provisions intended to preserve the application of certain provisions of the Former Act to companies formed under the Former Act until the shareholders pass a special resolution making the Pre-Existing Company Provisions inapplicable. Because the Company is a reporting issuer in British Columbia, only two Pre-Existing Company Provisions would continue to apply to the Company following the completion of its transition under the New Act unless they are removed, namely:

1. Under the Pre-existing Company Provisions, if a company offers to purchase any of its own shares, it must extend the offer on a proportionate basis to all shareholders holding shares of the class or series of shares subject to the offer, subject to certain exceptions. The New Act does not contain a similar provision. While the exceptions to this proportionate purchase requirement would, in the vast majority of cases, allow the Company to purchase its shares without having to extend the offer to purchase to all shareholders holding those shares, management believes that this restriction may unduly limit flexibility in future transactions, where the ability to repurchase some, but not all of its shares from shareholders may be necessary or desirable. Accordingly, if shareholders approve the removal of the application of the Pre-Existing Company Provisions, this requirement will not longer apply to the Company. The Company would still be subject to applicable securities legislation and stock exchange policies if it decided to make an offer to purchase its own shares.

2. Under the Pre-Existing Company Provisions, a special resolution must be passed by no less than three-quarters of the votes cast at a general meeting in favour of a proposed special resolution. Under the New Act, with shareholder approval, the Company may reduce the level of the majority required to pass some or all special resolutions to two-thirds of the votes cast at a general meeting. Management and the Board of Directors believe that the reduced threshold for all special resolutions will provide the Company with greater flexibility for future corporate activities and is consistent with companies incorporated in other jurisdictions.

Shareholders are asked to approve the removal of the application of the Pre-Existing Company Provisions for the Company. If shareholders do not approve the removal of the Pre-Existing Company Provisions, then the Company will not always be able to redeem or repurchase its shares without making pro-rata offers to all shareholders and the three-quarters majority will remain as the threshold vote required for the approval of all special resolutions of every nature, and this will be so whether or not the Existing Articles are replaced by the New Articles.

Accordingly, the shareholders will be asked at the Meeting to approve, adopt and ratify the following special resolution:

"RESOLVED, AS A SPECIAL RESOLUTION THAT:

1. the GGL Notice of Articles be altered to remove the application of the Pre-Existing Company Provisions (as defined in the British Columbia *Business Corporations Act*) and specifically, the Pre-Existing Company Provisions:

(a) which require the Company to make a pro rata offer to its shareholders to redeem or repurchase the Company's common shares, and

(b) which require that, to be adopted, all special resolutions must be approved by three-quarters of the votes cast,

and that the Pre-Existing Company Provisions be and are hereby removed and no longer apply to the Company;

2. any director or officer of the Company be and is hereby is authorized to execute and file a Notice of Alteration of the Company's Notice of Articles with the Registrar of Companies (British Columbia) along with all other documents and take such further actions that may be necessary to effect the amendment;

3. the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution or to revoke this special resolution before it is acted upon, without further approval, ratification or confirmation by the shareholders; and

4. the removal of the Pre-Existing Company Provisions shall not take effect until the Notice of Alteration is filed with the Registrar of Companies (British Columbia)."

In order to be effective, the special resolution in substantially the form set out above must be approved by a three-quarters majority of the votes cast by those shareholders who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolution. The Board of Directors of the Company is of the view that passing the foregoing special resolution is in the best interests of the Company and recommends that shareholders vote in favour of this special resolution. Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the foregoing special resolution.

Proposed Alteration of Authorized Share Structure

The authorized share structure of the Company presently consists of 250,000,000 Common shares without par value.

As now permitted by the New Act, the Company proposes an amendment to the GGL Notice of Articles to eliminate the maximum number of Common shares that the Company is authorized to issue and to change the Company's authorized share structure to an unlimited number of Common shares without par value. Under the Former Act, the Company was required to adopt a specific number limit for its authorized (as opposed to actual issued) share capital. This requirement was different from the legislation in most jurisdictions in Canada and the United States, which allow a company to authorize an unlimited number of shares as its authorized capital. Management is of the view that having unlimited authorized share structure with respect to the Common shares provides the Company with greater flexibility for future corporate activities.

Shareholders are asked to approve an alteration to the GGL Notice of Articles to provide that the Company's authorized share structure is an unlimited number of Common shares without par value. If shareholders do not approve this alteration, then the Company's authorized share structure will be 250,000,000 Common shares without par value, and this will be so whether or not the Pre-Existing Company Provisions are removed or the Existing Articles are replaced by the New Articles.

Accordingly, the shareholders will be asked at the Meeting to approve, adopt and ratify the following special resolution:

"RESOLVED, AS A SPECIAL RESOLUTION THAT:

1. the limit on the number of Common shares that the Company is authorized to issue be eliminated;

2. the Company's authorized share structure be an unlimited number of Common shares without par value;

3. a Notice of Alteration to the Company's Notice of Articles be completed and filed with the Registrar of Companies (British Columbia) as required;

4. any director or officer of the Company be and is hereby is authorized to execute and file a Notice of Alteration of the Company's Notice of Articles with the Registrar of Companies (British Columbia) along with all other documents and take such further actions that may be necessary to effect the amendment;

5. the board of directors of the Company is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with this resolution or to revoke this resolution before it is acted upon, without further approval, ratification or confirmation by the shareholders; and

6. the alteration to the authorized share structure of the Company shall not take effect until the Notice of Alteration is filed with the Registrar of Companies (British Columbia).

In order to be effective, the special resolution in substantially the form set out above must be approved by a three-quarters majority of the votes cast by those shareholders who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolution. The Board of Directors of the Company is of the view that passing the foregoing resolution is in the best interests of the Company and recommends that shareholders vote in favour of this special resolution. Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of this special resolution.

The amendments to the GGL Notice of Articles with respect to the foregoing two special resolutions shall take effect immediately on the date and time the Notice of Alteration is filed with the Registrar of Companies (British Columbia).

Adoption of New Articles

The Board of Directors proposes to amend its charter to delete and cancel the Existing Articles of the Company and to replace them in their entirety with the New Articles to better conform with the New Act and to take advantage of certain business flexibilities available under the New Act. A copy of the proposed New Articles are attached to this Circular as Schedule "B".

Set out below is a summary of the substantive changes between the Existing Articles and the New Articles. These proposed changes include substantive changes and changes that are a result of changes under the New Act. The New Articles also incorporate a number of non-substantive changes, including the use of the new terminology adopted under the New Act. For example, "members" are now "shareholders" and "register of members" is now "central securities register" under the New Act. Many of these terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that the Company cannot alter or amend.

The following is a discussion of the substantive changes proposed in the New Articles.

Borrowing Powers

Under the Existing Articles, the Company may borrow money, issue debt and mortgage, pledge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). However, under the New Act, companies are now also permitted, without restriction, to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, the New Articles propose that the Company also be able to guarantee the repayment of money by any other person or the performance of any obligation of any other person. Management believes that it is in the best interests of the Company to allow for such a guarantee to permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interest of the Company and its shareholders.

Directors Authority to Set Auditors' Remuneration

Under the New Act, the Company is, subject to shareholder approval, permitted to include in the New Articles authorization for the directors to set the remuneration paid to the auditors of the Company. The Former Act required the shareholders to set the remuneration or the shareholders to authorize, on an annual basis, the directors to set the remuneration. Historically, shareholders of the Company have always authorized the directors to appoint the auditors and to set the auditor's

remuneration. As a result, the inclusion of the authority for directors to set the auditor's remuneration in the New Articles merely codifies existing practice. More importantly, however, this change also codifies new corporate governance rules and regulations relating to audit committees and the appointment and remuneration of auditors.

Delivery of Documents to Shareholders

As a result of changes under the New Act, the New Articles now permit the delivery of documents to a shareholder by facsimile transmission, email and any other method permitted under securities legislation, so long as the shareholder consents and provides its facsimile number, email address or other authorized delivery method. This change reflects recent developments under securities legislation. As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, management believes it is in the best interests of the Company to allow for facsimile transmission, email and other permitted methods of delivery of documents to shareholders. As a result, the New Articles propose to allow the Company to deliver documents to shareholders by facsimile transmission, email and other methods permitted by securities legislation.

Proxies

As a result of changes under the New Act, the New Articles now permit shareholders to deposit their proxies for shareholder meetings through Internet or telephone voting services, in addition to the usual methods of mail or facsimile delivery. This reflects a general movement by corporations to adopt easier and faster ways for shareholders to communicate with companies. As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, management believes it is in the best interests of the Company to allow for proxies to be deposited using the Internet or telephone voting services.

Special Majority for Resolutions

Under the Former Act, the majority of votes required to pass a special resolution at a general meeting was three-quarters of the votes cast on a resolution. Under the New Act, the Company is authorized to determine whether a special resolution requires two-thirds or three-quarters of the votes cast on a resolution. The Existing Articles do not state what the majority was for a special resolution, as this matter was dealt with under the Former Act. The New Articles propose that a special resolution require a majority of two-thirds of the votes cast on a resolution. If the special resolution to remove the Pre-existing Company Provisions is approved, the New Articles will provide that the majority required to pass special resolutions will be reduced to two-thirds of the votes cast for all special resolutions (Article 11.2 Alternative A). If the special resolution is not passed, the New Articles will retain the three-quarters majority requirement for all special resolutions (Article 11.2 Alternative B). Management and the Board of Directors believe that where special matters are being considered by shareholders, the lower threshold is adequate, as it is equivalent to the provisions of the Canada *Business Corporations Act.*

Share Issuances

Under the Former Act, the maximum discount or commission payable on the issuance of a share of the Company was 25%. Under the New Act, the Company is, subject to shareholder approval, now permitted to avoid setting a numerical maximum for a discount or commission payable on the issuance of a share but rather limit any discount or commission by a test of reasonableness. The New Articles provide that the Company be permitted to pay or offer the commission or discount as permitted in the New Act. Management of the Company is of the view that the 25% maximum limit should not be set out in the New Articles as such a limit does not consider factual circumstances nor apply a test of reasonableness. By limiting the discount or commission amounts payable by the test of reasonableness, exercised by directors with a duty to act in the best interest of the Company, the Company is provided greater flexibility in possible future transactions. In addition, since the Company is a public company, it is subject to the requirements of the Exchange on share issuances and discounts and commissions, which requirements are generally more stringent than the Former Act provisions.

Resolutions Required

Under the New Act, the Company is, subject to shareholder approval, now permitted to set out in its New Articles the threshold for approval of resolutions required for certain corporate changes. A Company may choose different thresholds

of support for specific resolutions, including changes such as the subdivision and consolidation of its shares and Company name changes. Changes such as subdivision, consolidation and name changes were required to be approved by special resolution of the shareholders under the Former Act. The Company has decided to retain in the New Articles the requirement for a special resolution for share subdivisions, share consolidations and changes of name, except in circumstances where the Company wishes to have a foreign translation of its name or to change such foreign translation. In that circumstance, the New Articles provide that the directors are authorized to adopt a foreign translation of its name or to amend such foreign translation. Other capital and share structure changes will continue to require approval by either an ordinary or special resolution of the shareholders as before the adoption of the New Articles.

Share Purchases

Under the Existing Articles, if the Company made an offer to purchase any of its own shares, it was required to extend the offer on a proportionate basis to all shareholders holding the same class or series of shares that were subject to the offer, subject to certain exceptions. As this is no longer a requirement of the New Act, the New Articles will only contain this restriction if the special resolution to remove the Pre-existing Company Provisions is not approved by the shareholders (Article 7.1 Alternative B); if such special resolution is adopted, this restriction will not appear in the New Articles (Article 7.1 Alternative A).

The following are changes to the provisions contained in the New Act which have an effect on provisions contained in the Existing Articles:

Officers

Under the Existing Articles, the Company was required to have at least a President and Secretary as officers, and there had to be separate individuals holding those positions. In addition, the President was required to be director of the Company. These were requirements under the Former Act. However, under the New Act, those requirements no longer exist, and as a result, it is proposed that the New Articles remove these requirements. Management and the board of directors believe that by removing these restrictions the Company is better able to meet its corporate governance obligations as to membership of the board of directors.

Publication of Advance Notice of Meeting

Under the Existing Articles, the Company was required to publish an advance notice of a general meeting of shareholders at which directors were to be elected in the manner required under the Former Act. Under the New Act, the Company is no longer required to publish an advance notice of general meetings of shareholders at which directors are to be elected, and recent changes to securities legislation in Canada requires that all public companies, including the Company, post advance notice of a general meeting on www.sedar.com in advance of the record date for the Meeting. As a result, it is proposed that the New Articles remove the requirement to publish advance notice of the Meeting.

Share Certificates

Under the Existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company he or she holds. Under the New Act, a shareholder is now entitled to a share certificate representing the number of shares of the Company he or she holds or a written acknowledgement of the shareholder's right to obtain such a share certificate. As a result, the New Articles have been amended to provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transmissions.

Disclosure of Interest of Directors

Under the New Act, the provisions relating to the disclosure of interests by directors have been revised and updated. As directors of the Company are bound by these provisions, the New Articles have deleted reference to the old disclosure of interest provisions and refer to the provisions contained in the New Act.

Indemnity Provision

Under the Former Act, the Company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The Existing Articles provide for the Company to indemnify directors, subject to the requirements of the Former Act. Under the New Act, the Company is now permitted to indemnify a past or present director or officer of the Company without obtaining prior court approval in respect of an "eligible proceeding". An "eligible proceeding" includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the New Act, the Company will be prohibited from paying an indemnity if:

(a) the party did not act honestly and in good faith with a view to the best interests of the Company;

(b) the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(c) the proceeding is brought against the party by the Company or an associated corporation.

As a result, the New Articles propose to allow the Company to indemnify directors, officers, employees and agents, subject to the limits imposed under the New Act. Management believes that it is in the best interests of the Company to allow the indemnification of directors, officers, employees and agents, subject to the limits and conditions of the New Act.

Holding of Annual General Meetings

Under the Former Act, annual general meetings were required to be held within 13 months of the last annual general meeting. The New Act allows for annual general meetings to be held once in each calendar year and not more than 15 months after the last annual general meeting and accordingly, the Company's New Articles reflect this provision.

Location of Annual General Meetings

Under the Former Act, annual general meetings were required to be held in British Columbia, unless the Registrar approved a location outside British Columbia. The New Act allows for annual general meetings to be held outside British Columbia without the need to obtain the Registrar's approval, if the articles of a company so provide. The Company's New Articles reflect this provision.

Accordingly, the shareholders of the Company will be asked at the Meeting to pass the following special resolution:

"RESOLVED, AS A SPECIAL RESOLUTION THAT:

1. the Articles of the Company be altered by deleting and cancelling the existing Articles of the Company and the form of Articles attached as Schedule "B" to the Circular be adopted as the Articles of the Company in substitution for, and to the exclusion of, the existing Articles of the Company, provided that:

    (a) if the shareholders have approved the special resolution to remove the Pre-Existing Company Provisions, as defined in the *Business Corporations Act* (British Columbia), then the New Articles shall contain the versions of sections 7.1 and 11.2 in such form of New Articles marked as ALTERNATIVE A; and

    (b) if the shareholders have not approved the special resolution to remove the Pre-Existing Company Provisions, then the New Articles shall contain the versions of sections 7.1 and 11.2 in such form of New Articles marked as ALTERNATIVE B;

2. any director or officer of the Company be and is hereby authorized to execute, deliver and file all such documents and instruments, including any amendment to the Company's Notice of Articles and any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the foregoing alteration; and

3. the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution or to revoke this special resolution before it is acted upon without further approval, ratification or confirmation by the shareholders.

The New Articles shall have effect immediately on the date and time the New Articles are deposited for filing in the Company's records office. If one or both of the special resolutions to delete the Pre-Existing Company Provisions or to change the authorized share structure are approved by the shareholders, then the New Articles will not be deposited for filing into the Company's records office until the Notice of Alteration with respect to the Pre-Existing Company Provisions and/or the authorized share structure are filed with the Registrar of Companies (British Columbia).

In order to be effective, the special resolution in substantially the form set out above, must be approved by a three-quarters majority of the votes cast by those Shareholders who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolution. The Board of Directors of the Company is of the view that passing the foregoing resolution is in the best interests of the Company and recommends that Shareholders vote in favour of this special resolution. Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of this special resolution.

OTHER BUSINESS

Management of the Company knows of no matter to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. **However, if any other matters properly come before the Meeting, it is the intention of the Management Designees to vote the same in accordance with their best judgment of such matters.**

SHAREHOLDER PROPOSALS

ANY SHAREHOLDER WHO INTENDS TO PRESENT A PROPOSAL AT THE COMPANY'S 2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS MUST SEND THE PROPOSAL TO THE COMPANY'S CORPORATE SECRETARY AT THE REGISTERED OFFICE OF THE COMPANY, 2800 – 666 BURRARD STREET, VANCOUVER, BC V6C 2Z7. IN ORDER FOR THE PROPOSAL TO BE INCLUDED IN THE COMPANY'S PROXY MATERIALS SENT TO THE SHAREHOLDERS, IT MUST BE RECEIVED BY THE COMPANY NO LATER THAN FEBRUARY 12, 2006 AND MUST COMPLY WITH THE REQUIREMENTS OF SECTION 188 OF THE *BUSINESS CORPORATIONS ACT* (BRITISH COLUMBIA). THE COMPANY IS NOT OBLIGATED TO INCLUDE ANY SHAREHOLDER PROPOSAL IN ITS PROXY MATERIALS FOR THE 2006 ANNUAL GENERAL MEETING IF THE PROPOSAL IS RECEIVED AFTER THE FEBRUARY 12, 2006 DEADLINE.

GENERAL

Unless otherwise directed, it is Management's intention to vote proxies in favour of the resolutions set forth herein. All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the shareholders. All special resolutions require, for the passing of the same, a three-quarters majority of the votes cast at the Meeting by the shareholders.

ADDITIONAL INFORMATION

Additional information concerning the Company is available on SEDAR at www.sedar.com. Financial information concerning the Company is provided in the Company's comparative financial statements and Management Discussion and Analysis for the financial year ended November 30, 2004.

Shareholders wishing to obtain a copy of the Company's financial statements and Management's Discussion and Analysis may contact the Company as follows:

GGL Diamond Corp.
904 - 675 West Hastings Street
Vancouver, B.C. V6B 1N2
Telephone: 604.688.0546
Fax: 604.688.0378
www.ggldiamond.com

DIRECTORS' APPROVAL

The contents of this Circular and its distribution to the shareholders of the Company have been approved by the Board of Directors of the Company.

BY ORDER OF THE BOARD

(signed*) "Raymond A. Hrkac"*

Raymond A. Hrkac,
President & Chief Executive Officer

Vancouver, BC
March 23, 2005

SCHEDULE A

GGL DIAMOND CORP.

(the "Company")

AUDIT COMMITTEE CHARTER

1. PURPOSE

1.1 The primary functions of the Audit Committee are to fulfill its responsibilities in relation to reviewing the integrity of the Company's financial statements, financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring the Company's compliance with legal and regulatory requirements; selecting the external auditors for shareholder approval; and reviewing the qualifications, independence and performance of the external auditors.

2. MEMBERSHIP AND ORGANIZATION

2.1 **Composition** - The Audit Committee shall consist of not less than three independent members of the Board. At the invitation of the Audit Committee, members of the Company's management and others may attend Audit Committee meetings as the Audit Committee considers necessary or desirable.

2.2 **Appointment and Removal of Audit Committee Members** - Each member of the Audit Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board, or until the earlier of (a) the close of the next annual meeting of shareholders of the Company at which the member's term of office expires, (b) the death of the member or (c) the resignation, disqualification or removal of the member from the Audit Committee or from the Board. The Board may fill a vacancy in the membership of the Audit Committee.

2.3 **Chair** - At the time of the annual appointment of the members of the Audit Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall be a member of the Audit Committee, preside over all Audit Committee meetings, coordinate the Audit Committee's compliance with this mandate, work with management to develop the Audit Committee's annual work-plan and provide reports of the Audit Committee to the Board. The Chair may vote on any matter requiring a vote and shall provide a second vote in the case of a tie vote.

2.4 **Independence** - Each member of the Audit Committee shall be an "unrelated director" (as that term is used in the Report of the Toronto Stock Exchange on Corporate Governance in Canada) and "independent" (as such term is used in Multilateral Instrument 52-110 - Audit Committees ("MI 52-110").

2.5 **Financial Literacy** - Members of the Audit Committee shall be financially literate or agree to become financially literate within a reasonable period of time following the member's appointment. An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

2.6 **Venture Issuer** - For so long as the Company is a "venture issuer" as defined in MI 52-110, it is not required to comply with the provisions of paragraph 2.1 "Composition", 2.4 "Independence" or 2.4 "Financial Literacy" above. In the event the Company cannot comply with all or a part of these provisions, then the Committee shall be comprised of not less than three members of the Board, a majority of whom are not officers or employees of the Company or a subsidiary of the Company.

3. MEETINGS

3.1 **Meetings** - The members of the Audit Committee shall hold meetings as are required to carry out this mandate, and in any case no less than four meetings annually. The external auditors are entitled to attend and be heard at each Audit Committee meeting. The Chair, any member of the Audit Committee, the external auditors, the Chairman of the Board or the President and Chief Executive Officer may call a meeting of the Audit Committee.

The Chair shall chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a Chair from their number for a meeting.

3.2 **Secretary and Minutes** - The Corporate Secretary, his or her designate or any other person the Audit Committee requests, shall act as secretary at Audit Committee meetings. Minutes of Audit Committee meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Audit Committee for approval.

3.3 **Quorum** - A majority of the members of the Audit Committee shall constitute a quorum. If a quorum cannot be obtained for an Audit Committee meeting, members of the Board who would qualify as members of the Audit Committee may, at the request of the Chair or the Chairman of the Board, serve as members of the Audit Committee for that meeting.

3.4 **Access to Management and Outside Advisors** - The Audit Committee shall have unrestricted access to management and employees of the Company, and, from time to time may hold meetings with the external auditor, the Chief Financial Officer or the President and Chief Executive Officer. The Audit Committee shall have the authority to retain and terminate external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation for these advisors without consulting or obtaining the approval of the Board or any officer of the Company. The Company shall provide appropriate funding, as determined by the Audit Committee, for the services of these advisors.

3.5 **Meetings Without Management** - The Audit Committee shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management is not present.

4. FUNCTIONS AND RESPONSIBILITIES

The Audit Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Audit Committee by the Board. In addition to these functions and responsibilities, the Audit Committee shall perform the duties required of an audit committee by applicable corporate securities laws, the binding requirements of the stock exchanges on which the securities of the Company are listed, and all other applicable laws.

4.1 Financial Reports

(a) **General** - The Audit Committee is responsible for reviewing the integrity of the Company's financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of the Company's financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Company. The external auditors are responsible for auditing the Company's annual consolidated financial statements and, if requested by the Company, for reviewing the Company's unaudited interim financial statements.

(b) **Review of Annual Financial Reports** - The Audit Committee shall review the annual consolidated audited financial statements of the Company, the external auditors' report thereon and the related management's discussion and analysis of the Company's financial condition and results of operation to determine whether they present fairly, in all material respects in accordance with Canadian generally accepted accounting principles, or any other generally accepted accounting principles in which the financial statements of the Company are prepared from time to time, the financial condition, results of operations and cash flows of the Company. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A.

(c) **Review of Interim Financial Reports** - The Audit Committee shall review the interim consolidated financial statements of the Company, the external auditors review report thereon, if applicable, and the related MD&A to determine whether they present fairly, in all material respects in accordance with GAAP, the financial condition, results of operations and cash flows of the Company. After completing its review, if advisable, the Audit Committee shall, if so authorized by the Board, approve the interim financial statements and the related MD&A, or if not authorized by the Board, then approve and recommend for Board approval.

(d) **Review Considerations** - In conducting its review of the annual financial statements or the interim financial statements, the Audit Committee shall:

(i) meet with management and the external auditors to discuss the financial statements and MD&A;

(ii) review the disclosures in the financial statements;

(iii) review the audit report or review report prepared by the external auditors;

(iv) discuss with management, the external auditors and legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the financial statements;

(v) review critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;

(vi) review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management;

(vii) review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;

(viii) review management's report on the effectiveness of internal controls over financial reporting;

(ix) review results of the Company's whistleblowing program; and

(x) review any other matters, related to the financial statements, that are brought forward by the external auditors, management or which are required to be communicated to the Audit Committee under accounting policies, auditing standards or applicable law.

4.2 **Approval of Other Financial Disclosures** - The Audit Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering document of the Company, press releases disclosing financial results of the Company and any other material financial disclosure, including in Management Information Circulars and Annual Information Forms.

4.3 External Auditors

(a) **General** -The Audit Committee shall be responsible for oversight of the work of the external auditors in auditing and reviewing the Company's financial statements and internal controls over financial reporting.

(b) **Appointment and Compensation** - The Audit Committee shall review and, if advisable, select and recommend (i) for shareholder approval, the appointment of the external auditors and (ii) for shareholder or Board approval, as applicable, the compensation of the external auditors.

(c) **Annual Review Report** - At least annually, the Audit Committee shall obtain and review a report by the external auditors describing: (i) their internal quality-control procedures and (ii) any material issues raised by their most recent internal quality-control review, peer review or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors and any steps taken to deal with any of these issues.

(d) **Audit Plan** - At least annually, the Audit Committee shall review a summary of the external auditors' annual audit plan. The Audit Committee shall consider and review with the external auditors any material changes to the scope of the plan.

(e) **Quarterly Review Report** - If the external auditors review the Company's unaudited interim financial statements, then the Audit Committee shall review a quarterly review report prepared by the external auditors in respect of each of the interim financial statements of the Company.

(f) **Independence of External Auditors** - At least annually, and before the external auditors issue their report on the annual financial statements, the Audit Committee shall obtain from the external auditors a formal written statement describing all relationships between the external auditors and the Company, discuss with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the external auditors, and obtain written confirmation from the external auditors that they are objective and independent within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which it belongs.

(g) **Evaluation and Rotation of Lead Partner** - At least annually, the Audit Committee shall review the qualifications and performance of the lead partners of the external auditors. The Audit Committee shall obtain a report from the external auditors annually verifying that the lead partner of the external auditors has served in that capacity for no more than five fiscal years of the Company and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

(h) **Pre-Approval of Non-Audit Services** - The Audit Committee shall pre-approve any retainer of the external auditors for any non-audit service to the Company in accordance with applicable law and Board approved policies and procedures. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

(i) **Hiring Practices** - The Audit Committee shall review and approve guidelines regarding the hiring of employees or former employees of the external auditors.

4.4 Internal Controls

(a) **General** - The Audit Committee shall monitor the system of internal control.

(b) **Establishment, Review and Approval** - The Audit Committee shall require management to implement and maintain appropriate systems of internal control in accordance with applicable laws, regulations and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Audit Committee shall consider and review with management and the external auditors:

(i) the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company's internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management's conclusions.

(ii) any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in the Company's periodic regulatory filings;

(iii) any material issues raised by any inquiry or investigation by the Company's regulators;

(iv) any related significant issues and recommendations of the external auditors together with management's responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

4.5 **Whistleblowing Procedures** - The Audit Committee shall review and approve the establishment by management of procedures for the receipt, retention and treatment of complaints received by the Company from employees or others, regarding accounting, internal accounting controls, or auditing matters.

4.6 **Succession Planning** - In consultation with the Board, the Audit Committee shall review succession plans for the Chief Financial Officer and the Chief Accountant or Controller of the Company. The Audit Committee shall

review candidates for the position of Chief Financial Officer of the Company and make recommendations to the Board with respect to the appointment of a Chief Financial Officer.

4.7 **Adverse Investments and Transactions** - The Audit Committee shall review any investments and transactions that could adversely affect the well-being of the Company.

4.8 **Audit Committee Disclosure** - The Audit Committee shall review and approve any audit committee disclosures required by securities regulators in the Company's disclosure documents.

4.9 **Assessment of Regulatory Compliance** - The Audit Committee shall review management's assessment of compliance with laws and regulations as they pertain to responsibilities under this mandate, report its findings to the Board and recommend changes it considers appropriate.

4.10 **Delegation** - The Audit Committee may designate a sub-committee to review any matter within this mandate as the Audit Committee deems appropriate.

5. REPORTING TO THE BOARD

5.1 The Chair shall report to the Board, as required by applicable law or as deemed necessary by the Audit Committee or as requested by the Board, on matters arising at Audit Committee meetings and, where applicable, shall present the Audit Committee's recommendation to the Board for its approval.

6. CURRENCY OF THE AUDIT COMMITTEE MANDATE

6.1 This Audit Committee Charter was first approved by the Board on March 23, 2005.

Form 45-103F4
Report of Exempt Distribution

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

GGL DIAMOND CORP.
904 – 675 West Hastings Street
Vancouver, B.C. V6B 1N2
Tel. No.: 604-688-0546

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the provinces of British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

March 7, 2005

4. For each security distributed:

(a) describe the type of security, and

Units, each Unit consisting of one Common Share and one-half Non-Transferable Common Share Purchase Warrant

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

2,150,000 Units. Each whole Warrant entitles the holder to purchase one Common Share for a term of two years until March 7, 2007 at a price of $0.25 per share in the first year and $0.30 per share in the second year

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all

jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per Security (Canadian $)	Total dollar value raised from purchasers (Canadian $)
Saudi Arabia	$0.20	400,000
Total dollar value of distribution in all jurisdiction		$400,000

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full Name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
Gordon Usher Jones 127 E. Los Arcos Green Valley, Arizona 85614 USA	$32,000 in cash	N/A	N/A

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: March 7, 2005

GGL DIAMOND CORP.
Name of issuer or vendor (please print)

Raymond A. Hrkac, President
Print name and position of person signing


Signature

Public\50277\PRP05-1\Form45-103F4.doc

Schedule

Provide the following information on a **separate page** attached to this report for each type of security distributed. The information in this schedule will not be placed on the public file of any securities regulatory authority.

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of *Multilateral Instrument 45-103 Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
See Exhibit I attached			

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instruction

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

2. If distributions have not occurred within 10 days of each other, separate reports must be filed.

3. In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

Alberta Securities Commission
4th Floor, 300 - 5th Avenue SW
Calgary, AB T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y I L2
Telephone: (604) 899-6854
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

The Manitoba Securities Commission
1130 — 405 Broadway Avenue
Winnipeg, MB R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Securities Commission of Newfoundland
P.O. Box 8700
2nd Floor, West Block
Confederation Building
St. John's, NFLD Al B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of the Northwest Territories
Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 – 49th Street
Yellowknife, NT XIA 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Government of Nunavut
Department of Justice
Legal Registries Division
P.O. Box 1000— Station 570
1st Floor, Brown Building
Iqaluit NU XOA OHO
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, PE CIA 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Saskatchewan Financial Services Commission
6th Floor
1919 Saskatchewan Drive
Regina, SK S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

EXHIBIT 1

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Soroof International P.O. Box 3807 Al-Khobar 31952 Kingdom of Saudi Arabia	1,000,000	$200,000	BCI 72-503
Abdulaziz Ali Alturki P.O. Box 1498 Alkhobar 31952 Saudi Arabia	1,000,000	$200,000	BCI 72-503
CW Marketing Ltd. #2500 - 1066 West Hastings Street P.O. Box 12539 Vancouver, BC V6E 3X1	150,000	$30,000	S. 51 of MI 45-103

VOTING AGREEMENT

THIS AGREEMENT made and dated for reference January 23, 2003

BETWEEN:

GGL DIAMOND CORP., a British Columbia company having an office at 904-675 West Hastings Street, Vancouver, B.C. V6B 1N2,

(hereinafter referred to as "GGL")

AND:

SOROOF INTERNATIONAL, a Saudi Arabian corporation, having an address at Al Jaffali Tower, 5th Floor, Damman Khobar Hwy., CR 2051022491, Kingdom of Saudi Arabia,

(hereinafter referred to as "Soroof")

WHEREAS:

A. By a subscription agreement for shares dated January 23, 2003 (the "Subscription Agreement"), Soroof has subscribed for 5,000,000 common shares in the capital of GGL in connection with a private placement (the "Private Placement") by GGL of a total of 10,000,000 common shares at $0.20 per share to raise gross proceeds of $2,000,000.

B. This Agreement sets out additional agreements made between GGL and Soroof in respect of Soroof's participation in the Private Placement.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the completion of the transactions to occur on the Closing Date as set out in the Subscription Agreement, and other good and valuable consideration (the receipt and sufficiency of which are hereby expressly acknowledged by each of the parties), the parties agree each with the other as follows:

1. CERTAIN DEFINITIONS

1.1 For the purposes of this agreement, unless the context otherwise requires, the following words and phrases will have the following meanings:

(a) **"Affiliate"** has the meaning set out in subsection 1(2) of the Securities Act;

(b) **"BCSC"** means the British Columbia Securities Commission;

(c) **"Board"** means the Board of Directors of GGL;

(d) **"Closing Date"** has the meaning set out in the Subscription Agreement;

(e) **"Exchange"** means the TSX Venture Exchange;

(f) **"Issued Shares"** means all ofthe common shares in the capital of GGL registered in the name of, and/or beneficially owned by, Soroof and/or any of its Affiliates as at the date of this Agreement as well as those hereafter acquired, including common shares purchased from GGL's treasury or purchased privately or in the market;

(g) **"Private Placement"** has the meaning set out in recital A above;

(h) **"Securities Act"** means the *Securities Act* (British Columbia), R.S.B.C. 1996, c. 418, as amended from time to time;

(i) **"Shareholder Rights Plan"** means the Shareholder Rights Plan Agreement made as of April 10, 2001 between GGL and Computershare Trust Company of Canada;

(j) **"Soroof Nominee"** means one nominee of Soroof for appointment or election to the Board; and

(k) **"Subscription Agreement"** has the meaning set out in recital A above; and

2. APPOINTMENT OF SOROOF NOMINEE TO GGL BOARD

2.1 Subject to completion of the Private Placement, GGL shall, on the Closing Date, appoint the Soroof Nominee to the Board. The Soroof Nominee must be acceptable to the Board, the Exchange and the BCSC. In that connection, the Soroof Nominee has delivered to GGL the following:

(a) a consent to act as a director confirming that such nominee is not disqualified from acting as a director under section 114 of the *British Columbia Company Act*;

(b) the Exchange's Form 2A, Personal Information Form, for filing with and acceptance by the Exchange; and

(c) the BCSC's Form 51-902F, Personal Information Form, for filing with and acceptance by the BCSC.

2.2 As long as Soroof and/or its Affiliates are the registered and/or beneficial owner of at least 7,000,000 of the Issued Shares, GGL will in any management information circular to be delivered to the members of GGL in connection with a general meeting at which the directors of GGL are to be elected for the ensuing year, include as one of management's slate ("Management Slate") for election to the Board the Soroof Nominee so that the Board shall include one Soroof

nominee at all times. GGL shall solicit proxies on behalf of the management of GGL in favour of the election of the Management Slate named in such management information circular and shall cause all proxies received by the management of GGL for the election of the Management Slate to be voted, where no contrary intention is expressed, in favour of the election of the Management Slate.

2.3 As long as Soroof and/or its Affiliates are the registered and/or beneficial owner of at least 7,000,000 of the Issued Shares, GGL will, in between annual general meetings, upon the request of Soroof, appoint a replacement Soroof Nominee to the Board in the event of the former Soroof Nominee ceasing to be a director of GGL.

2.4 Any replacement Soroof Nominee under paragraphs 2.2 and 2.3 must be acceptable to the Board, the Exchange and the BCSC.

2.5 If Soroof and/or its Affiliates cease to be the registered and/or beneficial owner of at least 7,000,000 of the Issued Shares at any time during the term of this Agreement, Soroof and/or its Affiliates shall forthwith notify GGL in writing of that event, and thereafter GGL shall be under no obligation to include the Soroof Nominee as one of the Management Slate for election to the Board pursuant to paragraph 2.2.

3. VOTING OF ISSUED SHARES

3.1 As long as Soroof and/or its Affiliates are the registered and/or beneficial owner of at least 7,000,000 of the Issued Shares, Soroof will, and/or will cause its Affiliates to, vote at any and all general meetings of the members of GGL at which directors are to be elected, any and all Issued Shares to elect and maintain in office as directors of GGL the Management Slate.

3.2 Soroof and/or its Affiliates shall from time to time and at all times do whatever may be requested by GGL and its management, including the execution and delivery of appropriate instruments of proxy or appointments of representatives of Soroof and/or its Affiliates, to enable or facilitate the exercise of any and all voting rights in favour of the election or appointment of the Management Slate in accordance with section 3.1.

4. ACKNOWLEDGEMENTS

4.1 Soroof acknowledges receipt of a copy of the Shareholder Rights Plan.

5. TERM OF AGREEMENT

5.1 Subject to paragraph 7.8, this Agreement shall remain in effect for a term of three years from the date of this Agreement, unless the term is extended by written agreement of Soroof and GGL.

6. NOTICE

6.1 Any notice, direction or other instrument required or permitted to be given under this Agreement shall be in writing and shall be given by the delivery of the same or by sending the same by facsimile, in each case addressed as follows:

(a) if GGL, at

904-675 West Hastings Street
Vancouver, B.C. V6B 1N2

Attention: Raymond A. Hrkac

Fax: (604) 688-0378

with a copy to:

Davis & Company
2800-666 Burrard Street
Vancouver, B.C. V6C 2Z7

Attention: David R. Reid

Fax: (604) 687-1612

(b) if to Soroof, at

McCarthy Tétrault LLP
Le Windsor
1170, rue Peel
Montréal, Québec H3B 4S8

Attention: Timothé Huot

Fax: (514) 875-6246

6.2 Any notice, direction or other instrument will, if delivered, be deemed to have been given and received on the day it was delivered, and, if sent by facsimile, be deemed to have been given and received on the day it was so sent.

6.3 Either party may at any time give to the other notice in writing of any change of address of the party giving such notice and from and after the giving of such notice the address or addresses therein specified will be deemed to the address of such party for the purposes of giving notice hereunder.

7. GENERAL

7.1 The parties will execute such further and other documents and do such further and other things as may be necessary or convenient to carry out and give effect to the intent of this Agreement.

7.2 The headings of the sections of this Agreement are for convenience only and do not form a part of this agreement nor are they intended to affect the construction or meaning of anything herein contained or govern the rights and liabilities of the parties.

7.3 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. No party may assign any of its rights or obligations hereunder without the prior written consent of the other, which may not be unreasonably withheld.

7.4 This Agreement constitutes the entire agreement between the parties and replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations, and representations, whether oral or written, express or implied, statutory or otherwise, between the parties with respect to the subject matter herein.

7.5 This Agreement shall be governed by and construed according to the laws of British Columbia and those of Canada applicable therein.

7.6 This Agreement may be executed in several counterparts each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and all parties agree that the reproduction of signatures by way of facsimile device shall be treated as though such reproductions were executed originals.

7.7 No amendment, modification, supplement, termination or waiver of any provision of this Agreement will be effective unless in writing signed by the appropriate party, and then only in the specific instance and for the specific purpose given.

7.8 This Agreement shall terminate when Soroof and/or its Affiliates cease to be the registered and/or beneficial owner of at least 7,000,000 of the Issued Shares, or on the mutual written agreement of Soroof and GGL.

7.9 The parties hereto confirm their express wish that this agreement and all documents and agreements directly or indirectly relating thereto be drawn up in the English language.

Les parties reconnaissent leur volonté expresse que la présente ainsi que tous les documents et contrats s'y rattachant directement ou indirectement soient rédigés en anglais.

IN WITNESS WHEREOF the parties have caused this agreement to be executed and delivered on their behalf by their authorized signatories as of the date first above written.

GGL DIAMOND CORP.

Per: 
Authorized Signatory

SOROOF INTERNATIONAL

Per: 
Authorized Signatory

SHAREHOLDER RIGHTS PLAN AGREEMENT

MADE AS OF

APRIL 10, 2001

BETWEEN

GGL DIAMOND CORP.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

AS RIGHTS AGENT

TABLE OF CONTENTS

ARTICLE 1 2
INTERPRETATION 2
1.1 Certain Definitions 2
1.2 Currency 17
1.3 Headings 18
1.4 References to Agreement 18
1.5 Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares 18
1.6 Acting Jointly or in Concert 19
1.7 Generally Accepted Accounting Principles 19
ARTICLE 2 19
THE RIGHTS 19
2.1 Issuance and Evidence of Rights; Legend on Common Share Certificates 19
2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights 20
2.3 Adjustment to Exercise Price; Number of Rights 23
2.4 Date on Which Exercise is Effective 28
2.5 Execution, Authentication, Delivery and Dating of Rights Certificates 29
2.6 Registration, Registration of Transfer and Exchange 29
2.7 Mutilated, Destroyed, Lost and Stolen Rights Certificates 30
2.8 Persons Deemed Owners 31
2.9 Delivery and Cancellation of Certificates 31
2.10 Agreement of Rights Holders 31
2.11 Rights Certificate Holder not Deemed a Shareholder 32
ARTICLE 3 33
ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS 33
3.1 Flip-in Event 33
3.2 Exchange Option 35
3.3 Fiduciary Duties of the Board of Directors of the Corporation 36
ARTICLE 4 36
THE RIGHTS AGENT 36
4.1 General 36
4.2 Merger, Amalgamation or Consolidation or Change of Name of Rights Agent 37
4.3 Duties of Rights Agent 38
4.4 Change of Rights Agent 40
ARTICLE 5 40
MISCELLANEOUS 40
5.1 Redemption and Waiver 40
5.2 Expiration 43
5.3 Issuance of New Rights Certificates 43
5.4 Supplements and Amendments 43
5.5 Fractional Rights and Fractional Shares 45
5.6 Rights of Action 46
5.7 Regulatory Approvals 46

5.8 Unlawful Distributions ... 46
5.9 Notices ... 47
5.10 Costs of Enforcement ... 48
5.11 Successors ... 48
5.12 Benefits of this Agreement ... 48
5.13 Governing Law ... 48
5.14 Severability ... 48
5.15 Effective Date ... 49
5.16 Determinations and Actions by the Board of Directors ... 49
5.17 Time of the Essence ... 49
5.18 Execution in Counterparts ... 50
5.19 Language ... 50

EXHIBIT A Forms of Rights Certificate, Assignment and Election to Exercise

THIS SHAREHOLDER RIGHTS PLAN AGREEMENT made as of April 10, 2001.

BETWEEN:

GGL DIAMOND CORP., a corporation incorporated under the *Company Act* (British Columbia) (hereinafter referred to as the "Corporation")

OF THE FIRST PART

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada (hereinafter referred to as the "Rights Agent")

OF THE SECOND PART

WHEREAS the Board of Directors has determined that it is in the best interests of the Corporation and all of its shareholders to adopt a shareholder rights plan;

AND WHEREAS in order to implement the adoption of a shareholder rights plan the Board of Directors has:

(a) authorized the issuance and distribution, effective as of the Record Time, of one Right in respect of each Common Share outstanding at the Record Time; and

(b) authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time;

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities or other assets of the Corporation pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Corporation desires to appoint the Rights Agent to act on behalf of the Corporation and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein;

AND WHEREAS the Corporation proposes that this Agreement be in place for a period of five years;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, the preamble hereto forming an integral part hereof, the parties hereby agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Certain Definitions

In this Agreement

(a) **"Acquiring Person"** means, subject to Section 1.5, any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term "Acquiring Person" shall not include:

(i) the Corporation or any Subsidiary of the Corporation;

(ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of any one or any combination of: (A) Voting Share Reductions; (B) Permitted Bid Acquisitions; (C) Exempt Acquisitions; (D) Convertible Security Acquisitions; or (E) Pro Rata Acquisitions; provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of any one or any combination of Voting Share Reductions, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions and, if thereafter, such Person, while such Person is the Beneficial Owner of 20% or more of the outstanding Voting Shares, becomes the Beneficial Owner of additional Voting Shares which result in an increase of such Person's Beneficial Ownership of Voting Shares by more than 1% of the number of such Voting Shares outstanding as at the time of acquisition (other than pursuant to one or any combination of Voting Share Reductions, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions), then, as of the date such Person becomes the Beneficial Owner of such additional outstanding Voting Shares, such Person shall be an "Acquiring Person";

(iii) for the period of ten days after the Disqualification Date, any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on paragraph 1.1(d)(v) solely because such Person makes or proposes to make a Take-over Bid alone or acting jointly or in concert with any other Person;

(iv) an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares in connection with a distribution of securities; or

(v) any employee or executive or director stock ownership or other employee or executive or director benefit plan, or trust for the benefit of employees of the Corporation or any Subsidiary of the Corporation or any Person organized, appointed or established by the Corporation for or pursuant to the terms of any such plan or trust;

(b) **"Affiliate"**, when used to indicate a relationship with a specified Person, means a Person that, directly or indirectly (including through one or more intermediaries), controls, is controlled by or is under common control with, such specified Person and a Person shall be deemed to be controlled by another Person if controlled in any manner whatsoever that results in control in fact by that person, whether directly or indirectly, and whether through securities ownership, a trust, a contract or otherwise;

(c) **"Associate"**, when used to indicate a relationship with a specified Person, means:

(i) any body corporate, partnership or other organization of which such specified Person is an officer or partner;

(ii) any trust or other estate in which such specified Person has a substantial beneficial interest or as to which such specified Person serves as trustee or in a similar fiduciary capacity;

(iii) any relative of such specified Person if that relative has the same residence as such specified Person, or any person to whom such specified Person is married, or any person with whom such specified Person is living in a conjugal relationship outside marriage, or any relative of such spouse or other person if that relative has the same residence as such specified Person;

(iv) any Person who is a director of, officer of, partner in or trustee of such specified Person or of any body corporate, partnership or other organization which is an Affiliate or Associate of such specified Person; and

(v) any body corporate of which such specified Person beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attaching to all voting securities of the body corporate for the time being outstanding;

(d) A Person shall be deemed the **"Beneficial Owner"** of, and to have **"Beneficial Ownership"** of, and to **"Beneficially Own"**:

(i) any securities as to which such Person, or any of such Person's Affiliates or Associates is the direct or indirect owner at law or in equity;

(ii) any securities as to which such Person or any of such Person's Affiliates or Associates has the right to become the owner at law or equity (within 60 days

of the date of determination of Beneficial Ownership and whether or not on condition or the occurrence of any contingency) pursuant to any agreement, arrangement, pledge or understanding (whether or not in writing) (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pledges of securities in the ordinary course of business)); and

(iii) any securities which are Beneficially Owned within the meaning of paragraphs (i) or (ii) of this definition by any other Person with which such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the "Beneficial Owner" or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

(iv) where such security has been, or has been agreed to be, deposited or tendered pursuant to a Lock-up Agreement, or is otherwise deposited or tendered to any Take-over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person referred to in paragraph (iii) of this definition until such deposited or tendered security has been unconditionally accepted for payment or exchange or taken up and paid for, whichever shall first occur;

(v) because such Person, any of such Person's Affiliates or Associates or any other Person referred to in paragraph (iii) of this definition holds such security provided that:

(A) the ordinary business of such person (the "Investment Manager") includes the management of investment funds for others (which others, for greater certainty, may include and be limited to one or more employee benefit plans or pension plans) and such security is held in the ordinary course of such business in the performance of the duties of the Investment Manager for the account of any other Person (the "Client");

(B) such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable law and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and holds such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such other accounts;

(C) such Person is a Crown agent or agency (in this definition, the "Crown Agency");

(D) the Person is established by statute for purposes that include, and the ordinary business or activity of such Person (in this definition, a "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies and the Statutory Body holds such security for the purposes of its activities as such; or

(E) the Person (in this definition, an "Administrator") is the administrator or trustee of one or more pension funds or plans (each, in this definition, a "Plan") registered under the laws of Canada or any province thereof or the corresponding laws of the jurisdiction by which such Plan is governed or is such a Plan and the Administrator or Plan holds such security for the purposes of its activities as such;

but only if the Investment Manager, the Trust Company, the Crown Agent, the Statutory Body, the Administrator or the Plan, as the case may be, is not then making and has not announced a current intention to make a Take-over Bid, other than an Offer to Acquire Common Shares or other securities pursuant to a distribution by the Corporation or by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or an organized over-the-counter market, alone or by acting jointly or in concert with any other Person;

(vi) because such Person:

(A) is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security;

(B) has an Estate Account or an Other Account with the same Trust Company as another Person on whose account the Trust Company holds such security; or

(C) is a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(vii) because such Person:

(A) is a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager;

(B) has an Estate Account or an Other Account with a Trust Company and such security is owned at law or in equity by the Trust Company; or

(C) is a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(viii) because such Person is the registered holder of securities as a result of carrying on the business of, or acting as nominee for, a securities depositary;

(e) **"Board of Directors"** means the board of directors of the Corporation or any duly constituted and empowered committee thereof;

(f) **"Business Day"** means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;

(g) **"Canadian Dollar Equivalent"** of any amount which is expressed in United States dollars means, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S. - Canadian Exchange Rate in effect on such date;

(h) **"close of business"** on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the Vancouver office of the principal transfer agent for the Common Shares (or, after the Separation Time, the Vancouver office of the Rights Agent) is closed to the public;

(i) **"Common Shares"** means the common shares without par value in the capital of the Corporation and any other shares in the capital of the corporation into which such shares may be subdivided, consolidated, reclassified or changed; provided, however, that "**common shares**", when used with reference to any Person other than the Corporation, shall mean the class or classes of shares (or similar equity interest) with the greatest per share voting power entitled to vote generally in the election of all directors of such other Person;

(j) ***"Company Act"*** means the *Company Act* (British Columbia), as amended from time to time, and the regulations made thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(k) **"Competing Permitted Bid"** means a Take-over Bid that:

(i) is made after a Permitted Bid has been made and prior to the expiry of the Permitted Bid;

(ii) satisfies all components of the definition of a Permitted Bid other than the requirements set out in clause 1.1(ii)(A)(I) of the definition of Permitted Bid; and

(iii) contains an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date that is no earlier than the later of (A) the date on which Voting Shares may be taken up under the Permitted Bid that preceded the Competing Permitted Bid (determined at the date of making the Take-over Bid and assuming no amendment or variation to the terms and satisfaction of all conditions to the completion of the Permitted Bid) and (B) 35 days following the date of the Take-over Bid constituting the Competing Permitted Bid;

(l) **"controlled"**: a corporation is **"controlled"** by another Person or two or more Persons if:

(i) securities entitled to vote in the election of directors carrying more than 50 percent of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other Person or Persons; and

(ii) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation,

and **"control"**, **"controls"** and **"controlling"** shall be interpreted accordingly;

(m) **"Convertible Securities"** means at any time:

(i) any right (contractual or otherwise and regardless of whether such right constitutes a security) to acquire Common Shares from the Corporation; and

(ii) any securities issued by the Corporation from time to time (other than the Rights) carrying any exercise, conversion or exchange right;

which is then exercisable or exercisable within a period of 60 days from that time, pursuant to which the holder thereof may acquire Common Shares or other securities which are convertible into or exercisable or exchangeable for Common Shares (in each case, whether such right is then exercisable or exercisable within a period of 60 days from that time and whether or not on condition or the happening of any contingency), including at the relevant time of determination, any outstanding options for the purchase of Common Shares issuable under any existing Stock Option Plans of the Corporation, which options are exercisable at the time of determination or within 60 days of such time;

(n) **"Convertible Security Acquisition"** means the acquisition of Common Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition;

(o) **"Co-Rights Agent"** has the meaning ascribed thereto in subsection 4.1(a);

(p) **"Disqualification Date"** means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report or filing made or filed pursuant to Section 111 of the *Securities Act* (British Columbia), Section 141 of the *Securities Act* (Alberta) (both as modified by Canadian Securities Administrators National Instrument 62-103 ("NI 62-103")) or Sections 13(d) or 14 under the *1934 Exchange Act*) that any Person has made or proposes to make a Take-over Bid alone or acting jointly or in concert with any other Person;

(q) **"Dividend Reinvestment Acquisition"** means an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan;

(r) **"Dividend Reinvestment Plan"** means a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to holders of its securities where such plan permits the holder to direct that some or all of:

(i) dividends paid in respect of shares of any class of the Corporation;

(ii) proceeds of redemption of shares of the Corporation;

(iii) interest paid on evidences of indebtedness of the Corporation; or

(iv) optional cash payments;

be applied to the purchase from the Corporation of Common Shares;

(s) **"Election to Exercise"** has the meaning ascribed thereto in subsection 2.2(d);

(t) **"Exempt Acquisition"** means a share acquisition:

(i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of subsection 5.1(d), 5.1(e) or 5.1(f);

(ii) which was made on or prior to the Record Time;

(iii) which was made pursuant to a Dividend Reinvestment Plan;

(iv) pursuant to the receipt or exercise of rights issued by the Corporation to all the holders of the Common Shares to subscribe for or purchase Common Shares or Convertible Securities, provided that such rights are acquired directly from the Corporation and not from any other Person;

(v) pursuant to a distribution by the Corporation of Common Shares or Convertible Securities made pursuant to a prospectus; or

(vi) pursuant to a distribution by the Corporation of Common Shares or Convertible Securities by way of a private placement by the Corporation or upon the exercise by an individual employee of stock options granted under a stock option plan of the Corporation or rights to purchase securities granted under a share purchase plan of the Corporation, where

(A) all necessary stock exchange approvals for such private placement, stock option plan or share purchase plan have been obtained and such private placement, stock option plan or share purchase plan complies with the terms and conditions of such approvals; and

(B) such Person does not become the Beneficial Owner of more than 25% of the Common Shares of the Corporation outstanding immediately prior to the distribution, and in making this determination the Common Shares to be issued to such Person in the distribution shall be deemed to be held by such Person but shall not be included in the aggregate number of outstanding Common Shares immediately prior to the distribution;

(u) **"Exercise Price"** means the price at which a holder may purchase the securities issuable upon exercise of one whole Right and, until adjustment thereof in accordance with the terms hereof, the Exercise price shall be equal to thirty ($30) dollars;

(v) **"Expansion Factor"** has the meaning ascribed thereto in subsection 2.3(a);

(w) **"Expiration Time"** means the earlier of:

(i) the Termination Time; or

(ii) the close of business on the fifth anniversary of the date hereof;

(x) **"Flip-in Event"** means a transaction in or pursuant to which any Person becomes an Acquiring Person;

(y) **"holder"** has the meaning ascribed thereto in Section 2.8;

(z) **"Independent Shareholders"** means holders of Voting Shares other than;

(i) any Acquiring Person;

(ii) any Offeror;

(iii) any Associate or Affiliate of any Acquiring Person or Offeror;

(iv) any Person acting jointly or in concert with any Acquiring Person or any Offeror; and

(v) any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees of the Corporation or any Subsidiary of the Corporation but excluding in any event a plan or trust in respect of which the employee directs the manner in which the Voting Shares are to be voted and directs whether the Voting Shares be tendered to a Take-over Bid;

(aa) **"Lock-up Agreement"** means an agreement (the terms of which are publicly disclosed and reduced to writing and a copy of which is made available to the public (including the Corporation) on the date on which the Lock-up Bid (as defined below) is publicly announced) between the Offeror, any of its Affiliates or Associates or any other Person acting jointly or in concert with the Offeror and a Person (the "Locked-up Person") who is not an Affiliate or Associate of the Offeror or a Person acting jointly or in concert with the Offeror whereby the Locked-up Person agrees to deposit or tender the Voting Shares held by the Locked-up Person to the Offeror's Take-over Bid or to any Take-over Bid made by any of the Offeror's Affiliates or Associates or made by any other Person acting jointly or in concert with the Offeror (the "Lock-up Bid"), where the agreement:

(i) provides that any agreement to deposit or tender voting Shares to, or to not withdraw Voting Shares from, the Lock-up Bid is terminable at the option of the holder if:

(A) another Take-over Bid is made for Voting Shares prior to Voting Shares being taken up and paid for under the Lock-up Bid at a price or value for each Voting Share that is at least 5% higher than the price or value contained in or proposed to be contained in the Lock-up Bid, or

(B) another Take-over Bid is made prior to Voting Shares being taken up and paid for under the Lock-up Bid for a number of Voting Shares at least 5% greater than the number of Voting Shares that the Offeror offered to purchase under the Lock-up Bid at a price or value per Voting Share that is not less than the price or value per Voting Share offered under the Lock-up Bid; and

(ii) does not provide for any "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in the aggregate the cash equivalent of 2.5% of the price or value payable to the Locked-up Person in the event that the Lock-up Bid is not successfully concluded.

(bb) **"Market Price"** per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including

the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 shall have caused the closing price in respect of any Trading Day used to determine the Market Price not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(i) the closing board lot sale price or, if no such sale takes place on such date, the average of the closing bid and asked prices, as reported by the principal Canadian stock exchange on which such securities are listed or admitted to trading; or

(ii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the closing board lot sale price or, if no such sale takes place on such date, the average of the closing bid and asked prices, as reported by the principal national United States securities exchange or quotation system on which such securities are listed or admitted to trading; or

(iii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or quotation system, the last quoted price, or if not so quoted, the average of the high bid and low asked prices for each share of such securities in the over-the-counter market, as reported by any reporting system then in use (as determined by the Board of Directors); or

(iv) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or quotation system or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities, selected by the Board of Directors;

provided, however, that if for any reason none of such prices is available on any such date, the closing price per share of such securities on such date shall mean the fair value per share of such securities on such date as determined by a nationally or internationally recognized Canadian investment dealer or investment banker with respect to the fair value per share of such securities. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in United States dollars, such amount

shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof on the relevant Trading Day.

Notwithstanding the foregoing, where the Board of Directors is satisfied that the Market Price of securities as determined herein was affected by an anticipated or actual Take-over Bid or by improper manipulation, the Board of Directors may, acting in good faith, determine the Market Price of securities, such determination to be based on a finding as to the price at which a holder of securities of that class could reasonably have expected to dispose of his, her or its securities immediately prior to the relevant date excluding any change in price reasonably attributable to the anticipated or actual Take-over Bid or to the improper manipulation;

(cc) ***"1933 Securities Act"*** means the *Securities Act of 1933* of the United States, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(dd) ***"1934 Exchange Act"*** means the *Securities Exchange Act of 1934* of the United States, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(ee) **"Nominee"** has the meaning ascribed thereto in subsection 2.2(c);

(ff) **"Offer to Acquire"** shall include:

(i) an offer to purchase, or a solicitation of an offer to sell, Voting Shares or Convertible Securities, and

(ii) an acceptance of an offer to sell Voting Shares or Convertible Securities, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(gg) **"Offeror"** means a Person who has announced an intention to make or who has made a Take-over Bid (including a Permitted Bid or Competing Permitted Bid but excluding an Offer to Acquire made by an Investment Manager, Trust Company, Crown Agency, Statutory Body, Administrator or Plan referred to clause 1.1(d)(v) of the definition of Beneficial Owner pursuant to a distribution by the Corporation or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) in the circumstances contemplated in clause 1.1(d)(v)) but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired;

(hh) **"Offeror's Securities"** means the Voting Shares Beneficially Owned by an Offeror on the date of an Offer to Acquire;

(ii) **"ordinary course dividends"** means cash dividends paid in any fiscal year of the Corporation to the extent that such cash dividends, in the aggregate, do not exceed the greatest of:

(i) 200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

(ii) 300% of the arithmetic mean of the aggregate amounts of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years; and

(iii) 100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year;

(jj) **"Permitted Bid"** means a Take-over Bid made by an Offeror by way of a Take-over bid circular and made in compliance with, and not on a basis which is exempt from or otherwise not subject to, sections 105 to 110 of the *Securities Act* (British Columbia) which also complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of record of Voting Shares wherever resident as registered on the books of the Corporation, other than the Offeror;

(ii) the Take-over Bid contains, and the take up and payment for securities tendered or deposited thereunder shall be subject to, an irrevocable and unqualified provision that:

(A) no Voting Shares will be taken up or paid for pursuant to the Take-over Bid:

(I) prior to the close of business on the seventy-fifth (75th) day following the date of the Take-over Bid; and

(II) unless at such date more than 50% of the Voting Shares held by Independent Shareholders have been deposited pursuant to the Take-over Bid and not withdrawn;

(B) unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time prior to the close of business on the date of first take-up or payment described in subparagraph (ii)(A)(I) of this definition and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date; and

(C) if the condition set forth in subparagraph (ii)(A)(II) is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such public announcement;

provided that if a Take-over Bid constitutes a Competing Permitted Bid, the term "Permitted Bid" shall also mean the Competing Permitted Bid;

(kk) **"Permitted Bid Acquisition"** means an acquisition made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ll) **"Person"** shall include any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, body corporate, corporation, unincorporated organization or association, syndicate, government and its agencies or other entity or group, whether or not having legal personality and any of the foregoing acting in any derivative, representative or fiduciary capacity;

(mm) **"Pro Rata Acquisition"** means an acquisition by a person of Beneficial Ownership of Voting Shares as a result of: a Dividend Reinvestment Acquisition; a stock dividend, a stock split or other event pursuant to which a Person becomes Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of Voting Shares; the acquisition or exercise by such Person of rights to purchase Voting Shares distributed to such Person in the course of a distribution to all holders of Voting Shares pursuant to a rights offering or pursuant to a prospectus; or a distribution of Voting Shares or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or a distribution by way of a private placement; provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible into or exchangeable for Voting Shares, so offered than the Person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition;

(nn) **"Record Time"** means 5:00 p.m. (Vancouver time) on April 10, 2001;

(oo) **"Redemption Price"** has the meaning ascribed thereto in subsection 5.1(a);

(pp) **"Right"** means a right to purchase a Common Share, upon the terms and subject to the conditions set forth in this Agreement;

(qq) **"Rights Agent"** means Computershare Trust Company of Canada, the rights agent appointed by the Corporation to act as agent for the Corporation in accordance with the terms and conditions of this Agreement;

(rr) **"Rights Certificate"** has the meaning ascribed thereto in subsection 2.2(c) and shall be in substantially the form set out in Exhibit A to this Agreement;

(ss) **"Rights Registrar"** means Computershare Trust Company of Canada, the registrar for the Rights appointed pursuant to subsection 2.6(a) of this Agreement;

(tt) **"Rights Register"** has the meaning ascribed thereto in subsection 2.6(a);

(uu) **"*Securities Act* (Alberta)"** shall mean the *Securities Act,* S.A. 1981, c. S-6.1, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(vv) **"*Securities Act* (British Columbia)"** shall mean the *Securities Act,* R.S.B.C 1996, c. 418, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(ww) **"Separation Time"** means the close of business on the tenth Trading Day after the earlier of:

(i) the Stock Acquisition Date;

(ii) the date of the commencement of or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or Competing Permitted Bid); and

(iii) the date upon which a Permitted Bid ceases to be a Permitted Bid;

or such later time as may be determined by the Board of Directors acting in good faith provided that, if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time, and further provided that:

(A) if any Take-over Bid referred to in paragraph (ii) of this definition expires, or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made; and

(B) if the Board of Directors determines pursuant to subsection 5.1(d), (e) or (f) to waive the application of Section 3.1 to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred;

(xx) **"Special Meeting"** means a special meeting of the holders of Voting Shares called by the Board of Directors for the purpose of:

(i) ratifying the distribution and continued existence of the Rights in accordance with Section 5.15; or

(ii) approving an amendment, variation or rescission of any of the provisions of this Agreement pursuant to subsections 5.4(b), 5.4(c) or 5.4(e);

(yy) **"Stock Acquisition Date"** means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report or filing made or filed pursuant to Section 111 of the *Securities Act* (British Columbia), Section 141 of the *Securities Act* (Alberta) (both as modified by NI 62-103) or Sections 13(d) or 14 of the *1934 Exchange Act*) by the Corporation or an Acquiring Person indicating that a Person has become an Acquiring Person;

(zz) **"Subsidiary"**: a corporation shall be deemed to be a Subsidiary of another corporation if:

(i) it is controlled by:

(A) that other; or

(B) that other and one or more corporations each of which is controlled by that other; or

(C) two or more corporations each of which is controlled by that other; or

(ii) it is a Subsidiary of a corporation that is that other's Subsidiary;

(aaa) **"Take-over Bid"** means an Offer to Acquire Voting Shares or other securities if, assuming the Voting Shares or other securities subject to the Offer to Acquire are acquired at the date of the Offer to Acquire by the Person making the Offer to Acquire, such Voting Shares (including all Voting Shares that may be acquired upon exercise of all rights of conversion, exchange or purchase attaching to the other securities) together with the Offeror's Securities would constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire;

(bbb) **"Termination Time"** means the time at which the right to exercise Rights shall terminate pursuant to Sections 3.2, 5.1 or 5.15;

(ccc) **"Trading Day"**, when used with respect to any securities, means a day on which the principal Canadian stock exchange or United States securities exchange or quotation system on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any

Canadian stock exchange or United States securities exchange or quotation system, a Business Day;

(ddd) **"U.S. - Canadian Exchange Rate"** means, on any date:

(i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate, and

(ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith, and

"Canadian – U.S. Exchange Rate" means, on any date:

(i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one Canadian dollar into Unites States dollars, such rate, and

(ii) in any other case, the rate for such date for the conversion of one Canadian dollar into Unites States dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith;

(eee) **"U.S. Dollar Equivalent"** of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the Canadian-U.S. Exchange Rate in effect on such date;

(fff) **"Voting Shares"** means the Common Shares and any other shares of capital stock or voting interests of the Corporation entitled to vote generally in the election of all directors; and

(ggg) **"Voting Share Reduction"** means an acquisition or redemption by the Corporation or a Subsidiary of the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding or which may be voted, increases the proportionate number of Voting Shares Beneficially Owned by any Person.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3 Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs and subparagraphs and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 References to Agreement

References to "this Agreement", "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this Agreement, as amended or supplemented from time to time, and not to any particular Article, Section, subsection, paragraph, subparagraph or other provision hereof and include any and every instrument supplemental or ancillary hereto. Unless the context otherwise requires, references in this Agreement to an Article, Section, subsection, paragraph, subparagraph or Exhibit by number, letter or otherwise refer to the Article, Section, subsection, paragraph, subparagraph or Exhibit, respectively, bearing that designation in this Agreement.

1.5 Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

For purposes of this Agreement, the percentage of outstanding Voting Shares Beneficially Owned by any Person shall be and be deemed to be the product determined by the formula:

$$100 \times \frac{A}{B}$$

where:

A = the number of votes for the election of all directors generally attaching to the outstanding Voting Shares Beneficially Owned by such Person; and

B = the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

For the purpose of the foregoing formula, where any person is deemed to Beneficially Own unissued Voting Shares which may be acquired pursuant to Convertible Securities, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares Beneficially Owned by such Person in both the numerator and the denominator, but no other unissued Voting Shares which may be acquired pursuant to any other outstanding Convertible Securities shall, for the purposes of that calculation, be deemed to be outstanding.

1.6 Acting Jointly or in Concert

For purposes of this Agreement, a Person is acting jointly or in concert with every other Person who is a party to any agreement, commitment or understanding, whether formal or informal and whether or not in writing, with the first mentioned Person for the purpose of acquiring or offering to acquire Voting Shares (other than customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pursuant to pledges of securities in the ordinary course of business).

1.7 Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2

THE RIGHTS

2.1 Issuance and Evidence of Rights; Legend on Common Share Certificates

(a) The Corporation shall issue one Right in respect of each Common Share outstanding at the Record Time and one Right in respect of each Common Share which may be issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time in accordance with the terms hereof. Notwithstanding the foregoing, the Corporation may, after the Separation Time but prior to the Expiration Time, issue one Right in respect of each Common Share which is issued after the Record Time pursuant to the exercise of Convertible Securities which are outstanding at the Stock Acquisition Date.

(b) Certificates representing Common Shares issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence, in addition to the Common Shares, one Right for each Common Share evidenced thereby and shall

have impressed on, printed on, written on or otherwise affixed to them the following legend:

> "Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in the Shareholder Rights Plan Agreement made as of [April 10], 2001 (the "Rights Agreement"), between GGL Diamond Corp. (the "Corporation") and Computershare Trust Company of Canada, as rights agent, as amended from time to time, the terms of which are hereby incorporated herein by reference and a copy of which may be inspected during normal business hours at the principal office of the Corporation. Under certain circumstances, as set out in the Rights Agreement, the Rights may be amended, redeemed, may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor."

and may also have impressed on, printed on, written on or otherwise affixed to them, where and when required, a French language version of the above legend. Certificates representing Common Shares that are issued and outstanding at the Record Time shall also evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a) Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price, one Common Share. Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

(b) Until the Separation Time:

(i) the Rights shall not be exercisable and no Right may be exercised; and

(ii) each Right will be evidenced by the certificate for the associated Common Share and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c) From and after the Separation Time and prior to the Expiration Time:

(i) the Rights shall be exercisable; and

(ii) the registration and transfer of the Rights shall be separate from and independent of Common Shares.

Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail or arrange to be mailed to each holder of record of Rights as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a "Nominee")), at such holder's address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(A) a rights certificate ("Rights Certificate") representing the number of Rights held by such holder at the Separation Time and having such markers of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(B) a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in paragraphs (A) and (B) above in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Corporation to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Corporation may require such first mentioned Person to furnish such information and documents as the Corporation deems necessary.

(d) Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its principal office in the city of Vancouver the Rights Certificate evidencing such Rights together with:

(i) an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate duly completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(ii) payment in cash or by certified cheque, banker's draft or money order payable to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any

transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery or Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate, which is accompanied by a completed Election to Exercise that does not indicate that such Right is null and void as provided by subsection 3.1(b) and payment as set forth in subsection 2.2(d), the Rights Agent (unless otherwise instructed by the Corporation if the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i) requisition from the transfer agent for the Common Shares certificates representing the number of such Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii) after receipt of such certificate, deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(iii) when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iv) when appropriate, after receipt of such cash, deliver the same to or to the order of the registered holder of the Rights Certificate; and

(v) tender to the Corporation all payments received on exercise of the Rights.

(f) If the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to Section 5.5) will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Corporation covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all securities delivered upon exercise of Rights shall, at the time of delivery of the certificates for such securities (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii) take all such action as may be necessary and within its power to comply with any applicable requirements of the *Company Act*, the *Securities Act* (British Columbia), the *Securities Act* (Alberta), the *1933 Securities Act*, the *1934*

Exchange Act and any other applicable laws in connection with the issuance and delivery of the Rights, the Rights Certificates and the issuance of any securities upon exercise of Rights;

(iii) use reasonable effects to cause all securities issued upon exercise of Rights to be listed on the stock exchanges and/or quotation systems on which the Common Shares were listed and traded immediately prior to the Stock Acquisition Date;

(iv) cause to be reserved and kept available out of its authorized and unissued classes of securities, the number of securities that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v) pay when due and payable any and all Canadian and, if applicable, United States, federal, provincial and state transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for securities in a name other than that of the holder of the Rights being transferred or exercised; and

(vi) after the Separation Time not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3 Adjustment to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a) If Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i) declare or pay a dividend on its Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) other than pursuant to any optional stock dividend program, dividend reinvestment plan or a dividend payable in Voting Shares in lieu of a regular periodic cash dividend;

(ii) subdivide or change the outstanding Common Shares into a greater number of Common shares;

(iii) combine or change the outstanding Common Shares into a smaller number of Common Shares; or

(iv) issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) in respect of, in lieu of or in exchange for existing Common Shares;

except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date such that:

(A) if the Exercise Price and number of Rights outstanding are to be adjusted,

(I) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the "Expansion Factor") that a holder of one Common share immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof; and

(II) each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor;

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, combination or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it; and

(B) if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof.

If after the Record Time and prior to the Expiration Time the Corporation shall issue any securities other than Common Shares in a transaction of a type described in paragraphs 2.3(a)(i) or (iv), such securities shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

(b) If the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be adjusted to that price determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii) the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

If such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights or warrants are not so issued (or are issued but not exercised), the Exercise Price shall be adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury shares or otherwise) pursuant to any dividend or interest reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Corporation and/or the investment of periodic optional payments and/or employee benefit, stock option or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights or warrants by the Corporation; provided, however, that, in the case of any Dividend Reinvestment Plan, the right to purchase Common Shares is at a price per share of not less than 90 percent of the current market price per share (determined as provided in such plans) of the Common Shares.

(c) If the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation in which the Corporation is the continuing corporation) of evidences of indebtedness, cash (other than an ordinary course dividend or a dividend referred to in paragraph 2.3(a)(i)), assets or rights or warrants (excluding those referred to in subsection 2.3(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii) the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d) Each adjustment made pursuant to this Section 2.3 shall be made as of

(i) the payment or effective date for the applicable dividend, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to subsection (a) above; and

(ii) the record date for the applicable distribution, in the case of an adjustment made pursuant to subsection (b) or (c) above, subject to readjustment to reverse the same if such distribution shall not be made.

(e) Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one percent in the Exercise Price; provided, however, that any adjustments which by reason of this subsection 2.3(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 2.3 shall be made to the nearest cent or to the nearest hundredth of a share. Notwithstanding the first sentence of this subsection 2.3(e), any adjustment required by this Section 2.3 shall be made no later than the earlier of (i) three years from the date of the transaction which mandates such adjustment and (ii) the Termination Date. Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.3, the Corporation shall:

(i) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

(ii) promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights.

(f) If the Corporation shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in paragraph (a)(i) or (a)(iv) above, if the Board of Directors acting in good faith determines that the adjustments contemplated by subsections (a), (b) and (c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding subsections (a), (b) and (c) above, but subject to the prior consent of the holders of Common Shares or Rights obtained in accordance with section 5.4, such adjustments, rather than the adjustments contemplated by subsections (a), (b) and (c) above, shall be made. The Corporation and the Rights Agent shall have authority without the approval of the holders of the Common Shares or the holders of Rights to amend this Agreement as appropriate to provide for such adjustments.

(g) Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right, all subject to further adjustment as provided herein.

(h) Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per

Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(i) In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional shares (fractional or otherwise) or securities upon the occurrence of the event requiring such adjustment.

(j) Notwithstanding anything in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that the Board of Directors shall in good faith determine to be advisable in order that any (i) consolidation or subdivision of the Common Shares, (ii) issuance wholly or in part for cash of any Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares, (iii) stock dividends or (iv) issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Corporation to holders of its Common Shares shall not be taxable to such shareholders.

(k) The Corporation covenants and agrees that, after the Separation Time, it will not, except as permitted by Section 5.1 or Section 5.4, take (or permit any Subsidiary of the Corporation to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(l) If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1, the adjustment provided for in this Section 2.3 shall be in addition to and shall be made prior to, any adjustment required pursuant to Section 3.1.

(m) If the Corporation shall at any time after the Record Time and prior to the earlier of the Separation Time and the Expiration Time issue any Common Shares otherwise than in a transaction referred to in subsection 2.3(a) each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such share.

2.4 Date on Which Exercise is Effective

Each Person in whose name any certificate for Common Shares or other securities, property or assets, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed

to have become the holder of record of the Common Shares or other securities, property or assets, if applicable, represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with subsection 2.2(d) hereof (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such Common Shares or other securities, property or assets on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5 Execution, Authentication, Delivery and Dating of Rights Certificates

(a) The Rights Certificates shall be executed on behalf of the Corporation by any two of its President, Secretary or Assistant Secretary. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b) Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent in writing of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall manually countersign and send such Rights Certificates to the holders of the Rights pursuant to subsection 2.2(c). No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 Registration, Registration of Transfer and Exchange

(a) After the Separation Time, the Corporation will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the "Rights Registrar") for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. If the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

(b) After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the

provisions of subsections 2.6(d) and 3.1(b), the Corporation will execute, and the Rights Agent will manually countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(c) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

2.7 Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii) such security or indemnity as may be reasonably required by them in their sole discretion to save each of them and any of their agents harmless,

then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a *bona fide* purchaser, the Corporation shall execute and upon the Corporation's request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all benefits of this Agreement equally and proportionately with any and all other Rights duly issued by the Corporation.

2.8 Persons Deemed Owners

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

2.9 Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10 Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b) that, prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share;

(c) that after the Separation Time, the Rights Certificate will be transferable only upon registration of the transfer on the Rights Register as provided herein;

(d) that, prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share Certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e) that such holder of Rights has waived his, her or its right to receive any fractional Rights or any fractional shares upon exercise of a Right (except as provided herein);

(f) that, subject to the provisions of Section 5.4 hereof, without the approval of any holder of Rights and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

(g) that notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Board of Directors nor the Rights Agent shall have any liability to any holder of a Right or any other Person as result of the inability of the Corporation, the Board of Directors or the Rights Agent to perform any of their obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation, or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11 Rights Certificate Holder not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any of the rights, titles, benefits or privileges of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the

election of directors or otherwise or upon any matter submitted to holders of shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares or securities of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3

ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1 Flip-in Event

(a) Subject to subsections 3.1(b), 5.1(d), 5.1(e) and 5.1(f), if prior to the Expiration Time a Flip-in Event occurs, the Corporation shall take such action as shall be necessary to ensure and provide, within ten Business Days of such occurrence or such longer period as may be required to satisfy the requirements of the applicable securities acts or comparable legislation of each of the provinces and territories of Canada and the states of the United States so that, except as provided below, each Right shall thereafter constitute the right to purchase from the Corporation, upon payment of the Exercise Price and otherwise exercising such Right in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such Right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after the Stock Acquisition Date an event of a type analogous to any of the events described in Section 2.3 has occurred).

(b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person); or

(ii) a transferee of Rights, direct or indirect, of an Acquiring Person (or of any Affiliate or Associate of an Acquiring Person or of any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person) who becomes a transferee in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any

Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person), that has the purpose or effect of avoiding paragraph 3.1(b)(i);

shall become null and void without any further action, and any holder of such Rights (including any transferee of, or other successor to, such Rights whether directly or indirectly) shall not have any right whatsoever to exercise such Rights under any provision of this Agreement and shall not have thereafter any right whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this subsection 3.1(b) and such Rights shall become null and void.

(c) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either paragraph 3.1(b)(i) or (ii) or transferred to any Nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain substantially the following legend:

> "The Rights represented by this Rights Certificate were Beneficially Owned by a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or a Person acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby are void in the circumstances specified in subsection 3.1(b) of the Rights Agreement."

and may also contain, where and when required, a French language version of such legend; provided that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so in writing by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in either paragraph 3.1(b)(i) or (ii).

(d) From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provision of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the *Company Act*, the *Securities Act* (British Columbia), the *Securities Act* (Alberta) and any other applicable laws in respect of the

issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(e) If, upon the occurrence of a Flip-In Event, the aggregate number of Common Shares issuable upon the exercise of all Rights then outstanding would exceed the aggregate number of Common Shares that the Corporation is then authorized to issue pursuant to its constating documents, the number of Common Shares acquirable pursuant to each Right shall, notwithstanding subsection 3.1(a), be reduced pro rata to the extent necessary such that the aggregate number of Common Shares issuable upon the exercise of all outstanding Rights does not then exceed the aggregate number of Common Shares that the Corporation is then authorized to issue pursuant to its constating documents, provided that any such pro rata reduction will not affect the Exercise Price or any other term of this Agreement relating to the Rights.

3.2 Exchange Option

(a) The Board of Directors of the Corporation may, at its option, at any time after a Flip-in Event has occurred, authorize the Corporation to issue or deliver in respect of each Right which is not void pursuant to subsection 3. l(b), either

(i) in return for the Exercise Price and the Right, debt or equity securities or other assets (or a combination thereof) having a value equal to twice the Exercise Price; or

(ii) in return for the Right and without further charge, subject to any amounts that may be required to be paid under applicable law, debt or equity securities or other assets (or a combination thereof) having a value equal to the value of the Right, in full and final settlement of all rights attaching to the Rights; or

where in either case the value of such debt or equity securities or other assets (or a combination thereof) and, in the case of paragraph (ii), the value of the Right shall be determined by a nationally recognized investment banking firm selected by the Board of Directors of the Corporation. To the extent that the Board of Directors of the Corporation determines in good faith that some action need be taken pursuant to this section 3.2, the Board of Directors of the Corporation may suspend the exercisability of the Rights for a period of up to 90 days following the date of the occurrence of the relevant Flip-in Event in order to decide the appropriate form of distribution to be made and to determine the value thereof. In the event of any such suspension, the Corporation shall notify the Rights Agent and issue as promptly as practicable a public announcement stating that the exercisability of the Rights has been temporarily suspended.

(b) If the Board of Directors of the Corporation authorizes the exchange of debt or equity securities or other assets (or a combination thereof) for Rights pursuant to subsection

3.2(a), without any further action or notice, the right to exercise the Rights will terminate and the only right thereafter of a holder of Rights shall be to receive such debt or equity securities or other assets (of a combination thereof) in accordance with the exchange formula authorized by the Board of Directors of the Corporation. Within 10 Business Days after the Board of Directors of the Corporation has authorized the exchange of such debt or equity securities or other assets (or a combination thereof) for Rights pursuant to subsection 3.2(a), the Corporation shall give notice of such exchange to the holders of such Rights by mailing such notice to all such holders at their last addresses as they appear upon the Rights Register maintained by the Rights Agent. Each such notice of exchange will state the method by which the exchange of such debt or equity securities or other assets (or a combination thereof) for Rights will be effected.

(c) Any issue of treasury securities of the Corporation (other than Common Shares or debt securities not convertible into equity securities) pursuant to this Section 3.2 shall require the prior written consent of The Canadian Venture Exchange.

3.3 Fiduciary Duties of the Board of Directors of the Corporation

For clarification it is understood that nothing contained in this Article 3 shall be considered to affect the obligations of the Board of Directors to exercise its fiduciary duties. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Shares reject or accept any Take-over Bid or take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the shareholders of the Corporation with respect to any Take-over Bid or otherwise) that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

ARTICLE 4

THE RIGHTS AGENT

4.1 General

(a) The Corporation hereby appoints the Rights Agent to act as agent for the Corporation in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-Rights Agents ("Co-Rights Agents") as it may deem necessary or desirable. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agents and the Co-Rights Agents shall be as the Corporation may

determine. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, the reasonable expenses and counsel fees and other disbursements incurred by the Rights Agent in the administration and execution of this Agreement and the exercise and performance of its duties hereunder, including the reasonable fees and disbursements of any expert retained by the Rights Agent. The Corporation also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, costs, claims, actions, damages or expenses, incurred without negligence, bad faith or willful default on the part of the Rights Agent, for anything done or suffered or omitted to be done by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the performance of its duties hereunder, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation of the Rights Agent.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted to be done by it in connection with its acceptance, execution and administration of this Agreement in reliance upon any certificate for Voting Shares or Common Shares, or any Rights Certificate or certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be the genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c) The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent.

4.2 Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4. In case at the time each successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights

Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3 Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) the Rights Agent may consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken, suffered or omitted to be done by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Corporation (such approval not to be unreasonably withheld), consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to rely in good faith on the advice of any such expert;

(b) whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proven and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, the President or any Vice President, the Secretary or Assistant Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c) the Rights Agent will be liable hereunder only for its own negligence, bad faith or willful default;

(d) the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Voting Shares or Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;

(e) the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the authorization, execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.1(b)) or any adjustment required under the provisions of Section 2.3 or be responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f) the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g) the Rights Agent is hereby authorized and directed to accept written instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman of the Board, President, a Vice President, the Secretary or the Assistant Secretary or any Assistant Secretary of the Corporation, and to apply to such individual for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in reliance upon instructions of any such individual;

(h) the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and

(i) the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4 Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 90 days' notice (or such lesser notice as is acceptable to the Corporation) in writing delivered or mailed to the Corporation and to each transfer agent of Common Shares by registered or certified mail and to the holders of the Rights in accordance with Section 5.9. The Corporation may remove the Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail and to the holders of the Rights in accordance with Section 5.9. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent then the resigning Rights Agent or the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but upon payment of its outstanding fees and expenses the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for that purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and give notice thereof to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 5

MISCELLANEOUS

5.1 Redemption and Waiver

(a) The Board of Directors acting in good faith may, with the prior consent of holders of Voting Shares or the holders of Rights given in accordance with Section 5.1(j) or (k), as the case may be, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

(b) If the Board of Directors elects or is deemed to have elected to redeem the Rights, and, in circumstances where Section 5.1(a) is applicable, such redemption is approved by the holders of Voting Shares or the holders of Rights in accordance with Section 5.1(j) or (k), as the case may be, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(c) Within ten days after the Board of Directors electing or having been deemed to have elected to redeem the Rights, or, if Section 5.1(a) is applicable within ten days after the holders of Voting Shares or the holders of Rights having approved a redemption of Rights in accordance with Section 5.1(j) or (k), as the case may be, the Corporation shall give notice of redemption to the holders of the Rights in accordance with Section 5.9. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 5.1 or other than in connection with the purchase of Common Shares prior to the Separation Time.

(d) The Board of Directors acting in good faith may, prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, determine to waive the application of Section 3.1 to such particular Flip-in Event, provided that such Flip-in Event would occur by way of a Takeover Bid made by means of a takeover bid circular delivered to all holders of Voting Shares; further provided that if the Board of Directors waives the application of Section 3.1 to a such a Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Takeover Bid made by means of a takeover bid circular to all holders of Voting Shares which is made prior to the expiry of any Takeover Bid in respect of which a waiver is, or is deemed to have been, granted under this Section 5.1(d).

(e) The Board of Directors acting in good faith may, with the prior consent of the holders of Voting Shares given in accordance with Section 5.1(j), determine, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made

by means of a Take-over Bid circular delivered to all holders of Voting Shares and otherwise than in the circumstances set forth in Section 5.1(f), to waive the application of Section 3.1 to such Flip-in Event. In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of shareholders called to approve such waiver.

(f) The Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within eight Trading Days following a Stock Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this subsection 5.1(f) must be on the condition that such Person, within 10 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the "Disposition Date"), has reduced its Beneficial ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

(g) If a Person makes a Permitted Bid or a Competing Permitted Bid pursuant to which more than 50 per cent of the then outstanding Voting Shares (other than those Voting Shares Beneficially Owned by the Persons making the Permitted Bid or the Competing Permitted Bid, at the date of the Permitted Bid or the Competing Permitted Bid) are taken up and paid for by such Person, then the Board of Directors shall, immediately upon the consummation of such acquisition, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the expiry date of the Permitted Bid or Competing Permitted Bid, as the case may be.

(h) Where a Take-over bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(i) Upon the Rights being redeemed pursuant to subsection 5.1(h), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(j) If a redemption of Rights pursuant to Section 5.1(a) or a waiver of a Flip-in Event pursuant to Section 5.1(e) is proposed at any time prior to the Separation Time, such

redemption or waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Corporation's Articles.

(k) If a redemption of Rights pursuant to Section 5.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's Articles and the *Company Act* with respect to meetings of shareholders of the Corporation.

(l) The Corporation shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Board of Directors under this Section 5.1.

5.2 Expiration

No Person shall have any rights whatsoever pursuant to or arising out of this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in subsections 4.1(a) and (b).

5.3 Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4 Supplements and Amendments

(a) Without the approval of any holders of Voting Shares or Rights, the Corporation may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of the Agreement as a result of any change in any applicable legislation, regulations or rules thereunder. The Corporation may, prior to the date of the shareholders' meeting referred to in Section 5.15, supplement

or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such change, supplement or amendment.

(b) Subject to subsection 5.4(a), the Corporation may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time before the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at the Special Meeting.

(c) The Corporation may, with the prior consent of the holders of Rights obtained as set forth below, at any time on or after the Separation Time amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to vote at a meeting of the holders and representing 50% plus one of the votes cast in respect thereof.

(d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to vote at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's Articles and the *Company Act* with respect to meetings of shareholders of the Corporation.

(e) Any amendments made by the Corporation to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, regulation or rule thereunder shall:

(i) if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in subsection 5.4(b) confirm or reject such amendment;

(ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(d) confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.5 Fractional Rights and Fractional Shares

(a) The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional Rights would otherwise be issuable an amount in cash equal to the same fraction of the Market Price of a whole Right determined on the date on which such fractional Right would otherwise be issuable.

(b) The Corporation shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. Fractions of Common Shares may, at the election of the Corporation, be evidenced by scrip certificates or in lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share at the date of such exercise.

5.6 Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective registered holders of the Rights; and any registered holder of any Rights, without the consent of the Rights Agent or of the registered holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce such holder's right to exercise such holder's Rights in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any person subject to, this Agreement.

5.7 Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, including but not limited to the approval of The Canadian Venture Exchange. Notwithstanding any provision of this Agreement, any amendment to this Agreement will be subject to the prior written consent of The Canadian Venture Exchange.

5.8 Unlawful Distributions

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada or the United States, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure that such compliance is not required, including, without limitation, establishing procedures for the issuance to a Canadian or United States resident trustee of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the trustee or to the trustee and the Corporation, as the Corporation may determine, absolute investment discretion with respect thereto) and the sale thereof and remittance of proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which jurisdiction such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes. Notwithstanding the foregoing, to the extent that the issuance or delivery of the Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any such jurisdiction in which such issue or delivery would be so unlawful, such Rights or

securities shall be issued and delivered to such Persons to the extent the same may be so issued and delivered in reliance upon applicable exemptions from registration requirements in such jurisdictions.

5.9 Notices

Any notice or demand authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

GGL Diamond Corp.
904-675 West Hastings Street
Vancouver, British Columbia
V6B 1N2

Attention: Corporate Secretary

Any such notice or demand shall be deemed to have been received if delivered, on the date of delivery, or if sent by prepaid first class mail, on the fifth Business Day after mailing thereof, except in the case of interruption of regular mail service, in which case such notice shall be delivered.

Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the rights Agent shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writhing with the Corporation) as follows:

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, British Columbia
V6C 3B9

Attention: Manager of Stock and Bond Transfer Department

Any such notice or demand shall be deemed to have been received if delivered, on the date of delivery, or if sent by prepaid first class mail, on the fifth Business Day after mailing thereof, except in the case of interruption of regular mail service, in which case such notice shall be delivered.

Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for its Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. In the event of any interruption of mail service, such notice required or permitted to be given hereunder will be deemed

to be sufficiently given by advertisement of such notice in daily newspapers published in each of the cities of Vancouver and Calgary.

5.10 Costs of Enforcement

The Corporation agrees that if the Corporation or any other Person the securities of which are purchasable upon exercise of Rights fails to fulfill any of its obligations pursuant to this Agreement, then the Corporation or such Person will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his, her or its rights pursuant to any Rights or this Agreement.

5.11 Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

5.12 Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.13 Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.14 Severability

If any Section, subsection, paragraph, subparagraph or other provision hereof or the application hereof to any circumstances or any right hereunder shall, in any jurisdiction and to any extent, be invalid or unenforceable, such Section, subsection, paragraph, subparagraph or other provision or such right shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining Sections, subsections, paragraphs, subparagraphs and other provisions

hereof or rights hereunder in such jurisdiction or the application of such Section, subsection, paragraph, subparagraph or other provision or rights hereunder in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15 Effective Date

This Agreement is effective and in full force and effect in accordance with its terms from the date hereof. If this Agreement is not confirmed by resolution passed by a majority of greater than 50 per cent of the votes cast by Independent Shareholders present or voting by proxy who vote in respect of confirmation of this Agreement at a meeting of shareholders to be held not later than the date (the "2001 AGM Date") of the 2001 annual general meeting of shareholders of the Corporation (which date shall be no later than six months from the date of this Agreement), then this Agreement and any then outstanding Rights shall terminate and be void and of no further force and effect on and from that date which is the earlier of (a) the date of such meeting and (b) the 2001 AGM Date.

5.16 Determinations and Actions by the Board of Directors

The Board of Directors of the Corporation shall have the exclusive power and authority to administer and amend this Agreement and to exercise all rights and powers specifically granted to the Board of Directors of the Corporation or the Corporation, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to

(a) interpret the provisions of this Agreement; and

(b) make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to redeem or not to redeem the Rights or to amend the Agreement).

All actions, calculations and determinations (including, for purposes of Clause (ii) below, all omissions with respect to the foregoing) which are done or made be the Board of Directors in good faith, shall: (i) be final, conclusive and binding on the Corporation, the Rights Agent, the holders of the Rights and all other parties; and (ii) not subject the Board of Directors to any liability to the holders of the Rights.

5.17 Time of the Essence

Time shall be of the essence in this Agreement.

5.18 Execution in Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

5.19 Language

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s'y rattachent et/ou que en découlent soient redigés en langue anglaise. The parties hereto have required that his Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in English.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

GGL DIAMOND CORP.

Per: 

Per: 

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: 

Per: 

EXHIBIT A

[Form of Rights Certificate]

Certificate No. ____________________ Rights

THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR TRANSFEREES OF AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM MAY BECOME VOID WITHOUT ANY FURTHER ACTION.

Rights Certificate

This certifies that ____, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement dated as of the 10th day of April, 2001 (the "Rights Agreement") between GGL Diamond Corp., a corporation incorporated under the *Company Act* (British Columbia) (the "Corporation") and Computershare Trust Company of Canada, a trust company, as rights agent (the "Rights Agent") (which term shall include any successor Rights Agent under the Rights Agreement), to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the Expiration Time (as such term is defined in the Rights Agreement), one fully paid common share of the Corporation (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed and submitted to the Rights Agent at its principal office in the city of Vancouver. Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price is thirty Canadian (CDN$30) dollars.

In certain circumstances described in the Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase or receive securities of an entity other than the Corporation, assets, debt, equity or other securities or property or assets of the Corporation, or more or less than one Common Share (or a combination thereof), all as provided in the Rights Agreement.

The Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part thereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the principal office of the Corporation and are available upon written request.

The Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and the date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights now exercised. No fractional Common Shares will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made as provided in the Rights Agreement.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.0001 per Right, subject to adjustment in certain events, under certain circumstances at its option.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

The Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation and its corporate seal.

DATE: ______________________ GGL DIAMOND CORP.

Per:________________________________
•

Per:________________________________
•

Countersigned:

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:______________________________
Authorized Signatory

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate)

FOR VALUE RECEIVED ________________________ hereby sells, assigns and transfers unto

____

____

(please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ________________________________ attorney, to transfer the within Rights Certificate on the books of the within-named Corporation, with full power of substitution.

Date: ____________________________ ________________________________

Signature

Signature Guarantee: (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever).

Signature must be guaranteed by a member firm of a stock exchange in Canada, a registered national securities exchange in the United States, a member of the Investment Dealers Association of Canada or National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in Canada or the United States.

____

(To be completed by the assignor if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert therewith. Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.

____

Signature

____

(please print name of signatory)

(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE

TO:

The undersigned hereby irrevocably elects to exercise ______________________________ whole Rights represented by the Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such shares be issued in the name of:

____

____

____

Address

____

Social Insurance, Social Security or Other Taxpayer Identification Number

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

____

____

____

Address

____

Social Insurance, Social Security or Other Taxpayer Identification Number

Dated:______________________ ______________________________

Signature

Signature Guaranteed:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be guaranteed by a member firm of a recognized stock exchange in Canada, a registered national securities exchange in the United States, a member of the Investment Dealers Association of Canada or National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in Canada or the United States.

(To be completed by exercisor if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned,

have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert therewith. Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.

____
Signature

____
(please print name of Signatory)

NOTICE

In the event the Certificate set forth above in the applicable Forms of Assignment or Election is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof and, in the case of an Assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate. Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.